International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2024
(Unaudited)
Tables

Table 1: Selected Financial Data	2
Table 2: Condensed Statements of Income	9
Table 3: Condensed Balance Sheets	9
Table 4: Gross Disbursements by Region	11
Table 5: Net Commitments by Region	12
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Unrealized Mark-to-market Gains / (Losses) on Non-trading Portfolios	14
Table 9: Equity-to-Loans Ratio	17
Table 10: Usable Paid-In Capital	18
Table 11: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 12: Non-Commercial Counterparty Credit Risk	20
Table 13: Liquidity Levels for FY24	23
Figures

Management’s Discussion and Analysis

IBRD Management’s Discussion and Analysis: March 31, 2024	1

Section I: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for
Reconstruction and Development’s (IBRD’s) financial performance for the nine months ended March 31, 2024
(FY24 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2023 (FY23). IBRD undertakes no obligation to update any forward-looking statements.
Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal year ended June 30,
	2024	2023	2023
Lending Highlights (Section III)
Net commitments [a]	$24,767	$16,094	$38,572
Gross disbursements	25,952	20,408	25,504
Net disbursements	16,364	10,777	12,736

Income Statement (Section III)
Board of Governors-approved and other transfers	$(371)	$(221)	$(221)
Net income	1,185	1,343	1,144

Balance Sheet (Section III)
Total assets	$347,185	$329,437	$332,641
Net investment portfolio [b]	75,809	77,360	79,195
Net loans outstanding	257,051	239,573	241,041
Borrowing portfolio [c]	277,817	263,679	266,828
Total equity	62,342	58,397	60,382

Non-GAAP Measures
Allocable Income (Section III)	$1,415	$1,353	$1,312
Usable Equity (Section IV)	53,653	51,794	53,105
Equity-to-Loans Ratio (Section IV)	21.4%	21.4%	22.0%

a. Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. For the composition of the net investment portfolio, see Notes to the Condensed Quarterly Financial Statements, Note C - Investments - Table C3.
c. Includes associated derivatives.

Management’s Discussion and Analysis	Section I: Executive Summary
2    IBRD Management’s Discussion and Analysis: March 31, 2024
IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet by providing countries with loans, guarantees, advisory services, analytical support and other products.
IBRD and its affiliated institutions seek to help countries in reducing poverty and inequality, achieve improvements in economic growth, job creation, governance, the environment, climate adaptation, mitigation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the World Bank
Group (WBG1) supports client countries' efforts to implement programs to improve growth and development outcomes with a vision to create a world free of poverty on a livable planet. Further, new and ongoing challenges continue to influence the global outlook. These include high inflation, the rise in food insecurity, growing inequality, global fragility, pandemic risk, armed conflicts and other geopolitical events, rising debt, climate change, and macroeconomic imbalances. In response, IBRD continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple crises, to enhance resilience, and lay the groundwork for rebuilding better. To further support these efforts, the Board and Management have been working on an Evolution Roadmap for the WBG to better address the scale of development challenges. As part of this evolution, in October 2023, the Board of Governors endorsed the new vision and mission, as well as initiatives to increase impact, modernize the approach to delivery, and increase financing capacity. Since then, IBRD has started the implementation of the evolution process to address countries’ most pressing development challenges.

Management’s Discussion and Analysis	Section I: Executive Summary
IBRD Management’s Discussion and Analysis: March 31, 2024    3
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
Summary Financial Results
Net Income
IBRD recorded net income of $1,185 million for the first nine months of FY24, compared with net income of $1,343 million during the same period in FY23. The $158 million decrease was primarily due to unrealized mark-to-market losses on IBRD’s non-trading portfolios in FY24 YTD, compared to unrealized mark-to-market gains in FY23 YTD, partially offset by a decrease in the provision expense for losses on loans and other exposures in FY24 YTD compared to FY23 YTD. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income.
Allocable Income
Allocable income is the measure IBRD uses for making net income allocation decisions. During the first nine months of FY24, allocable income was $1,415 million, an increase of $62 million from the same period in FY23.
The increase was primarily due to lower provision expenses for losses on loans and other exposures in FY24 YTD, partially offset by a decrease in net revenue on interest earning assets (see Section III and Section IV).
In millions of U.S. dollars - YTD

Allocable Income
Net Income/Loss
Unrealized Gains/Losses on non-trading portfolios
3,000
2,000
1,000
0
-1,000
FY20
FY21
FY22
FY23
FY24

Lending Operations
IBRD’s lending operations during the first nine months of FY24 provided $24.8 billion of net commitments, $26.0 billion of gross loan disbursements, and $16.4 billion of net loan disbursements. Net loans outstanding were $257.1 billion as of March 31, 2024.
In billions of U.S. dollars

Disbursements YTD
Net commitments were higher by $8.7 billion compared with the same period in FY23 (see Table 5). The regions with the largest share of commitments in the first nine months of FY24 were Europe and Central Asia with 32%, and
Latin America and the Caribbean with 30%.

Management’s Discussion and Analysis	Section I: Executive Summary
4    IBRD Management’s Discussion and Analysis: March 31, 2024
Net Investment Portfolio
IBRD’s net investment portfolio decreased by $3.4
billion, from $79.2 billion as of June 30, 2023 to
$75.8 billion as of March 31, 2024. The decrease was
primarily due to net loan disbursements that were
higher than net debt issuances during the period. 74%
of the investments are rated AA or above (see Table
11), reflecting IBRD’s objective of principal
protection and its preference for high-quality
investments.
In billions of U.S. dollars
Net Investment Portfolio
Borrowing Portfolio
As of March 31, 2024, the borrowing portfolio was
$277.8 billion, $11.0 billion higher than June 30,
2023. The increase was mainly due to net new debt
issuances that financed the growing development and
lending operations and satisfied liquidity
requirements.
In billions of U.S. dollars
Borrowing Portfolio

300
240
180
120
60
0
Jun 20
Jun 21
Jun 22
Jun 23
Mar 24

Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 22.0% as
of June 30, 2023 to 21.4% as of March 31, 2024,
primarily due to the increase in loan exposures (see
Section IV), and remained above the policy minimum
of 19%. In line with IBRD's currency management
approach, exchange rate movements during the
period did not have an impact on IBRD's Equity-to-
Loans ratio.
During the first nine months of FY24, IBRD received
$630 million of paid-in capital subscribed under the
2018 General and Selective Capital Increases (GCI
and SCI), bringing the cumulative amounts received
to $6.0 billion, representing 80% of the total amount
expected over the subscription period. The
subscription period for the GCI and SCI ends on
October 1, 2025.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 20
Jun 21
Jun 22
Jun 23
Mar 24
Equity-to-Loans Ratio
Policy Minimum

Management’s Discussion and Analysis	Section I: Executive Summary
IBRD Management’s Discussion and Analysis: March 31, 2024    5

Section: II Overview
IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG.
Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD.
Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies on variable spread and previously on fixed spread terms. Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets.
IBRD’s loans are also financed through its equity. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities
(borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV:
Risk Management for additional details on how IBRD uses derivatives.

Management’s Discussion and Analysis	Section II: Overview
6    IBRD Management’s Discussion and Analysis: March 31, 2024
Management believes that these risk management strategies, taken together, effectively manage market risk in
IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-
term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.
Financial Performance
IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 1). This revenue is used for administrative expenses, provision for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Revenue
Funding
Net Interest Revenue
Liquid Inv.
Debt
Loans
Equity
Return on Investments
-
Cost of debt
=
Investment Revenue, net
Loan revenue
-
Cost of debt
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus
Allocable Income

Basis of Reporting
IBRD’s financial statements conform with accounting principles generally accepted in the United States of America
(U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statements of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost.
Management uses net income as the basis for deriving allocable income, as discussed below.

Management’s Discussion and Analysis	Section II: Overview
IBRD Management’s Discussion and Analysis: March 31, 2024    7
2 Other exposures include signed loan commitments (including Deferred Drawdown Options – DDOs and irrevocable commitments)
and guarantees.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as Board of
Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.
See Financial Results Section (Section III) and Table 2, for details of the adjustments to reported net income to calculate allocable income.
The volatility in IBRD’s net income is often driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management
(ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of IBRD's assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values reflected in the Statements of Income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.
For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-
market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is a physical asset held at amortized cost.

Management’s Discussion and Analysis	Section II: Overview
8    IBRD Management’s Discussion and Analysis: March 31, 2024

Section III: Financial Results
Financial Results and Portfolio Performance
The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between
IBRD’s net income and allocable income.

Table 2: Condensed Statements of Income
In millions of U.S. dollars
			Impact on income
For the nine months ended March 31,	2024	2023	Decrease	Increase

Revenue on interest earning assets
Loan interest revenue, net of funding costs [a]	$3,599	$2,818
Other ALM derivatives, net	(1,303)	(481)
Investment revenue, net of funding costs [a,b]	66	140
Total revenue on interest earning assets, net	$2,362	$2,477
Provision for losses on loans and other exposures	(53)	(246)
Net non-interest expenses (Table 7)	(1,018)	(1,055)
Net pension cost, other than service cost (Table 7)	142	151
Net other revenue (Table 6)	220	166
Board of Governors-approved and other transfers	(371)	(221)
Non-functional currency translation adjustment gains (losses), net	16	(15)
Unrealized mark-to-market (losses) gains on non-trading portfolios, net [c]	(113)	86
Net income	$1,185	$1,343
Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(238)	(140)
Board of Governors-approved and other transfers	371	221
Non-functional currency translation adjustment (gains) losses, net	(16)	15
Unrealized mark-to-market losses (gains) on non-trading portfolios, net [c]	113	(86)
Allocable income	$1,415	$1,353

781
(822)
(74)
(115)
193
37
(9)
54
(150)
31
(199)
(158)
(98)
150
(31)
199
62

a. Includes related derivatives.
b. Includes unrealized mark-to-market losses on the Investments-trading portfolio of $8 million in FY24 YTD (unrealized mark-to-
market gains of $46 million in FY23 YTD) and excludes gains from Post Employment Benefit Plan (PEBP) and Post Retirement
Contribution Reserve Fund (PCRF) and other adjustments of $94 million in FY24 YTD ($61 million gains for FY23 YTD)
reported in Net other revenue (Table 6).

c. Adjusted to exclude amounts reclassified to realized gains (losses).
d. Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $206 million in FY24 YTD and $195 million in FY23 YTD.

Table 3: Condensed Balance Sheets
In millions of U.S. dollars
As of	March 31, 2024	June 30, 2023	Decrease	Increase

Investments and due from banks	$77,013	$79,824
Net loans outstanding [a]	257,051	241,041
Derivative assets, net	380	271
Other assets	12,741	11,505
Total Assets	$347,185	$332,641
Borrowings	253,071	237,265
Derivative liabilities, net	22,514	26,893
Other liabilities	9,258	8,101
Equity	62,342	60,382
Total Liabilities and Equity	$347,185	$332,641

a. The fair value of IBRD’s loans was $254,527 million as of March 31, 2024 ($236,521 million – June 30, 2023).

Management’s Discussion and Analysis	Section III: Financial Results
IBRD Management’s Discussion and Analysis: March 31, 2024    9
The main drivers of the change in the Balance Sheet items are below:
•Decrease in investments and due from banks primarily due to net loan disbursements;
•Increase in net loans outstanding primarily from net loan disbursements;
•Increase in other assets reflecting the increase in accrued interest receivable on loans;
•Increase in borrowings primarily due to net new issuances and unrealized mark-to-market losses as a result of the decrease in relevant interest rates, with offsetting gains on borrowing-related derivatives that decreased derivative liabilities; and
•Increase in equity, primarily due to the increase in retained earnings and the increase in paid-in capital during FY24 YTD.
Net Income
IBRD's net income was $1,185 million for the first nine months of FY24, compared with net income of $1,343 million during the same period in FY23. The $158 million decrease was primarily due to unrealized mark-to-market losses on IBRD’s non-trading portfolios and a decrease in net revenue on interest earning assets, partially offset by a decrease in provision expenses for losses on loans and other exposures (see Table 2).
Results from Lending activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates. The portion of the loan portfolio funded by equity is sensitive to changes in short-term interest rates.
Figure 2: Loans interest revenue and funding cost
(including related derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Loan funding cost (including related derivatives)
15,000
12,000
9,000
6,000
3,000
0
FY20
FY21
FY22
FY23
FY24

Figure 3: Loan interest revenue, net of funding
costs ᵃ
In millions of U.S. dollars, YTD

Loan interest revenue, net of funding costs [a]
Loan interest revenue, net of funding costs [a] and Other ALM derivatives, net combined
5,000
4,000
3,000
2,000
1,000
0
FY20
FY21
FY22
FY23
FY24

a.Includes related derivatives.
For the first nine months of FY24, IBRD’s loan interest revenue, net of funding costs was $3,599 million, an increase of $781 million compared with the same period in FY23 (Figure 3), consistent with the increase in average interest rates during the period. Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows for a portion of the portfolio.
The combined effect of the increase in loan interest revenue, net of $781 million and the increase in interest expenses from Other ALM derivatives, net of $822 million from FY23 YTD to FY24 YTD, resulted in a total combined decrease in net loan interest revenue of $41 million. This decrease was primarily due to the lag in the 6-
month London Interbank Offer Rate (LIBOR) based borrowing portfolio resetting to Secured Overnight Financing
Rate (SOFR) at higher rates during FY24 YTD, whereas the majority of the loan portfolio had transitioned to daily
SOFR by the end of FY23. This was partially offset by the increase in loan interest revenue due to the higher average loan balance.

Management’s Discussion and Analysis	Section III: Financial Results
10    IBRD Management’s Discussion and Analysis: March 31, 2024
Provision for losses on loans and other exposures
IBRD recorded provision expenses for losses on loans and other exposures of $53 million in FY24 YTD, compared to $246 million in FY23 YTD. The decrease was primarily driven by decrease in loss given default (severity)
compared to FY23 YTD, due to the decrease in the relevant implied forward interest rates in FY24 YTD, compared to the increase in implied forward interest rates in FY23 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest. As the majority of IBRD’s loans carry a variable interest rate, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the statements of income.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

270
260
250
240
230
241.0
26.0
(9.6)
—
(0.3)
257.1
Net Loans outstanding as of June 30, 2023
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of March 31, 2024

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
As of March 31, 2024, 82% of IBRD’s total loans outstanding after derivatives, were denominated in U.S. dollars, and 18% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed
Quarterly Financial Statements, Note D: Loans and other exposures, Table D6.
Gross disbursements were $26.0 billion in FY24 YTD, a $5.5 billion increase compared with the same period in
FY23 (Table 4). The increase reflects the increase in Development Policy Financing (DPF) and Investment Project
Financing (IPF) disbursements.

Table 4: Gross Disbursements by Region
In millions of U.S. dollars
For the nine months ended March 31,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$1,851	7%	$1,066	5%	$785
Western and Central Africa	188	1	113	1	75
East Asia and Pacific	5,021	19	3,729	18	1,292
Europe and Central Asia	9,429	36	4,074	20	5,355
Latin America and the Caribbean	4,313	17	6,988	34	(2,675)
Middle East and North Africa	1,869	7	1,912	9	(43)
South Asia	3,281	13	2,526	13	755
Total	$25,952	100%	$20,408	100%	$5,544

Management’s Discussion and Analysis	Section III: Financial Results
IBRD Management’s Discussion and Analysis: March 31, 2024    11
Net commitments were $24.8 billion in FY24 YTD, a $8.7 billion increase compared with the same period in FY23
(Table 5), mainly reflecting the increase in IPF and DPF commitments.

Table 5: Net Commitments by Region
In millions of U.S. dollars
For the nine months ended March 31,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$1,359	5%	$715	4%	$644
Western and Central Africa	125	1	115	1	10
East Asia and Pacific	4,789	19	2,950	18	1,839
Europe and Central Asia	7,903	32	3,452	22	4,451
Latin America and the Caribbean	7,453	30	5,333	33	2,120
Middle East and North Africa	2,240	9	2,178	14	62
South Asia	898	4	1,351	8	(453)
Total	$24,767	100%	$16,094	100%	$8,673

Results from Investing Activities
Net Investment Portfolio
IBRD’s net investment portfolio was $75.8 billion as of March 31, 2024 ($79.2 billion as of June 30, 2023). Of this amount, $71.5 billion related to the liquid asset portfolio ($75.4 billion as of June 30, 2023). See Notes to
Condensed Quarterly Financial Statements, Note C: Investments. The decrease in the liquid asset portfolio is primarily due to the net loan disbursements, partially offset by net new issuances of debt during the period (see
Table 13).
Net Investment Revenue
IBRD’s net investment revenue decreased by $74 million in FY24 YTD compared to FY23 YTD. This was primarily due to higher unrealized mark-to-market losses on currency swaps due to foreign currency changes.
Figure 6: Net Investment Portfolio
In billions of U.S. dollars

Liquid asset portfolio
Other investment portfolios
100
80
60
40
20
0
2
3
3
4
4
80
83
79
75
72
Jun 20
Jun 21
Jun 22
Jun 23
Mar 24

Figure 7: Investment Revenue, net
In millions of U.S. dollars, YTD
Results from Borrowing Activities
As of March 31, 2024, the borrowing portfolio was $277.8 billion, a $11.0 billion increase compared with June 30,
2023 (see Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to new debt issuances, net of retirements. New issuances of medium-and long-term debt of $38.9 billion during the first nine months of FY24 were highly diversified by investor profile and location, with an average maturity of 6.6 years. The funds raised financed development lending operations and satisfied liquidity requirements.

Management’s Discussion and Analysis	Section III: Financial Results
12    IBRD Management’s Discussion and Analysis: March 31, 2024
Figure 8: Borrowing Portfolio (original maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
300
250
200
150
100
50
0
11
10
15
10
10
226
244
242
257
268
Jun 20
Jun 21
Jun 22
Jun 23
Mar 24

Net Other Revenue
Net other revenue was higher by $54 million in FY24 YTD, compared with the same period in FY23. The increase was mainly due to the higher investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 6: Net Other Revenue
In millions of U.S. dollars
For the nine months ended March 31,	2024	2023	Variance
Loan commitment fees	$111	$92	$19
Guarantee fees	11	11	—
Others, including net earnings from the PEBP and PCRF	98	63	35
Net other revenue (Table 2)	$220	$166	$54

Net Non-Interest Expenses
IBRD’s net non-interest expenses, shown in Table 7, is comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to IBRD-executed trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
Figure 9: Net Non-Interest Expenses (GAAP basis)
In millions of U.S. dollars, YTD

Management’s Discussion and Analysis	Section III: Financial Results
IBRD Management’s Discussion and Analysis: March 31, 2024    13
The decrease in net non-interest expenses from FY23 YTD to FY24 YTD, on a GAAP basis was primarily driven by lower pension and other postretirement benefits, and higher revenue from externally funded activities. The decrease in pension and other postretirement benefits was mainly driven by the higher pension discount rates used to measure liabilities, which resulted in lower service cost in FY24. It was partially offset by higher staff costs and travel expenses. On an allocable income basis, net non-interest expenses for FY24 YTD increased primarily due to higher staff costs and travel expenses (see Table 7).

Table 7: Net Non-Interest Expenses
In millions of U.S. dollars
For the nine months ended March 31,	2024	2023	Variance
Administrative expenses
Staff costs	$854	$800	$54
Travel	102	90	12
Consultant fees and contractual services	300	291	9
Pension and other postretirement benefits [a]	207	260	(53)
Communications and technology	65	61	4
Premises and equipment	86	91	(5)
Other expenses	18	19	(1)
Total administrative expenses	$1,632	$1,612	$20
Contributions to special programs	18	18	—
Revenue from externally funded activities:
Reimbursable revenue – IBRD executed trust funds	(391)	(366)	(25)
Other revenue	(241)	(209)	(32)
Total revenue from externally funded activities	$(632)	$(575)	$(57)
Net non-interest expenses (Table 2)	1,018	1,055	(37)
Net pension cost, other than service cost [b] (Table 2)	(142)	(151)	9
Net non-interest expenses - GAAP basis	$876	$904	$(28)
Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [c]	143	79	64
Net non-interest expenses - Allocable income (Non-GAAP basis)	$1,019	$983	$36

a. Represents the service cost component of net periodic pension cost. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Postretirement Benefits.
b. Amount is included in Other Non-interest expenses in the Condensed Statements of Income (see Table 2).
c. Adjustments are included in the Pension and other adjustments line in Table 2.
Unrealized mark-to-market gains and losses on non-trading portfolios
Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first nine months of FY24, $113 million of net unrealized mark-to-market losses ($86 million net unrealized mark-to-market gains for same period in FY23) were excluded from reported net income to arrive at allocable income (see Table 2).

Table 8: Unrealized Mark-to-market Gains / (Losses) on Non-trading Portfolios [a]
In millions of U.S. dollars
For the nine months ended March 31,	2024	2023	Variance
Loan-related derivatives	$(715)	$1,172	$(1,887)
Other ALM derivatives	719	(946)	1,665
Borrowings, including derivatives	(148)	(142)	(6)
Client operations and other derivatives, net	31	2	29
Total	$(113)	$86	$(199)

a. Adjusted to exclude amounts reclassified to realized mark-to-market gains (losses).

Management’s Discussion and Analysis	Section III: Financial Results
14    IBRD Management’s Discussion and Analysis: March 31, 2024
Loan Portfolio
Loans are reported at amortized cost on the balance sheet and therefore the mark-to-market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective,
IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to interest rates.
The unrealized mark-to-market losses on loan related derivatives of $715 million for the first nine months of FY24 were primarily due to the decrease in relevant interest rates as of March 31, 2024, compared to June 30, 2023. See
Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-
term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first nine months of FY24, IBRD recorded unrealized mark-to-market gains of $719 million on this portfolio primarily due to the decrease in relevant interest rates as of March 31, 2024, compared to June 30, 2023. The duration of this portfolio was 4.0 years, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $148 million of net unrealized mark-to-market losses on IBRD’s bonds and associated derivatives, due to the decrease in relevant interest rates as of March 31, 2024, compared to June 30, 2023. The losses on the bonds due to the decrease in relevant interest rates exceeded the gains on the bond-related derivatives. The net unrealized mark-to-market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the DVA on Fair Value Option elected liabilities, which is instead recorded in Accumulated Other Comprehensive Income (AOCI). For the first nine months of FY24, the
DVA was $290 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period. As of March 31, 2024, IBRD’s Condensed
Balance Sheets included a cumulative DVA of $641 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note K – Fair Value Disclosures).
Board of Governors-approved Transfers
On August 21, 2023, IBRD’s Board of Governors approved contributions from Surplus of $80 million to the Trust
Fund for Gaza and the West Bank and $40 million to the IBRD Fund for Innovative Global Public Goods Solutions
(GPG Fund). The contributions were transferred on September 6, 2023 and September 12, 2023, respectively.
Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved and other transfers on the Condensed Statements of Income. The financial information of the GPG Fund is included in the condensed financial statements of IBRD. For the nine months ended March 31, 2024, no grants were made by the
GPG Fund and therefore, no amounts are recorded in Board of Governors-approved and other transfers on the
Condensed Statements of Income. Unutilized GPG contributions are included in Retained Earnings on the
Condensed Balance Sheet ($101 million —March 31, 2024 and $61 million — June 30, 2023).
Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD's income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD's financial results. On October 13, 2023, the Board of Governors approved a transfer of $291 million to IDA out of FY23 allocable income, which was made on October 24, 2023. The transfer was recorded in the Board of Governors-approved and other transfers line in the Condensed Statements of Income.

Management’s Discussion and Analysis	Section III: Financial Results
IBRD Management’s Discussion and Analysis: March 31, 2024    15

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and WBG Chief Risk Officer (CRO) oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes, and systems, or from external events.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where
fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the
Integrity Vice Presidency jointly address such issues.
For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2023, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Management’s Discussion and Analysis	Section IV: Risk Management
16    IBRD Management’s Discussion and Analysis: March 31, 2024
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s
Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-
Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 9, IBRD’s Equity-to-Loans ratio decreased from 22.0% as of June 30, 2023 to 21.4% as of
March 31, 2024 due to the increase in total loan exposure exceeding the increase in usable paid-in capital. The ratio remained above the 19% minimum ratio under the strategic capital adequacy framework.
During the first nine months of FY24, IBRD received $630 million of paid-in capital subscribed under the 2018 GCI and SCI, bringing the cumulative amounts received to $6.0 billion, 80% of the $7.5 billion expected over the subscription period. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Table 9: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	March 31, 2024	June 30, 2023	Total	Due to Activities		Due to Translation Adjustments

Usable paid-in capital (Table 10)	$21,244	$20,669	$575	$648	[a]	$(73)
Special reserve	293	293	—	—		—
General reserve [b]	32,974	32,974	—	—		—
Cumulative translation adjustment [c]	(1,062)	(1,004)	(58)	—		(58)
Other adjustments [d]	204	173	31	—		31
Equity (usable equity)	$53,653	$53,105	$548	$648		$(100)

Loan exposure	$259,984	$243,896	$16,088	$16,364		$(276)
Adjustments to reflect third-party guarantees received	(10,659)	(1,877)	(8,782)	(8,781)		(1)
Present value of guarantees provided	2,982	2,840	142	151		(9)
Effective but undisbursed DDOs	2,014	100	1,914	1,917		(3)
Relevant accumulated provisions	(2,903)	(2,853)	(50)	(52)		2
Deferred loan income	(588)	(520)	(68)	(69)		1
Other exposures	391	320	71	71		—
Loans (total exposure)	$251,221	$241,906	$9,315	$9,601		$(286)

Equity-to-Loans Ratio	21.4%	22.0%

a. Includes Maintenance-Of-Value (MOV) receipts of $18 million.
b. June 30, 2023 amount includes the transfer to the General Reserve, which was approved by the Board on August 3, 2023.
c. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
d. Includes cumulative translation gains on non-functional currencies of $252 million ($221 million gains as of June 30, 2023).

Management’s Discussion and Analysis	Section IV: Risk Management
IBRD Management’s Discussion and Analysis: March 31, 2024    17

Table 10: Usable Paid-In Capital
In millions of U.S. dollars
As of	March 31, 2024	June 30, 2023	Variance
Paid-in Capital	$22,449	$21,819	$630
Deferred amounts to maintain value of currency holdings [a]	(550)	(436)	(114)
Adjustments for unreleased NCPIC:
Restricted cash	(68)	(51)	(17)
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(310)	(320)	10
Receivable amounts to maintain value of currency holdings	(279)	(345)	66
MOV payable	2	2	—
Total Adjustments for unreleased NCPIC	(655)	(714)	59
Usable paid-in capital	$21,244	$20,669	$575

a. The MOV on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of March 31, 2024
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of March 31, 2024, IBRD's loans outstanding to Ukraine were $14.3 billion and guarantees provided to Ukraine were $0.6 billion. Guarantees received from third parties for Ukraine were $8.1 billion.
Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 59% of IBRD’s total exposure as of March 31, 2024.

Management’s Discussion and Analysis	Section IV: Risk Management
18    IBRD Management’s Discussion and Analysis: March 31, 2024
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit
(SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation
Discussion Income (GDI) threshold and those above it. Under this system, the FY24 SBL is $28.9 billion for highly creditworthy countries below the GDI, and $21.2 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of March 31, 2024, IBRD’s accumulated provision for losses on loans and other exposures was $2,928 million
(including $490 million of accumulated provision related to loan commitments, see Notes to Condensed Quarterly
Financial Statements - Note D: Loans and Other Exposures), which was less than 1% of the underlying exposures
($2,878 million as of June 30, 2023, less than 1% of the underlying exposures).
As of March 31, 2024, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe and Belarus. During the first nine months of FY24, IBRD received $2 million ($2 million for FY23 YTD) from borrowers in non-accrual status as payment towards amounts overdue, of which $2 million (less than $1 million for
FY23 YTD) relates to the interest income recognized in the Statements of Income. See Notes to Condensed
Quarterly Financial Statements, Note D: Loans and Other Exposures.
No loans to any borrowing country were restored to accrual status during the first nine months of FY24.
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-
sovereign holdings (including Agencies and Asset-backed securities, Corporates, and Time Deposits).
As shown in Table 11, 74% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits.
The decrease in exposure rated AAA was primarily driven by a credit rating agency's downgrade of U.S Treasury holdings in FY24 YTD. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Management’s Discussion and Analysis	Section IV: Risk Management
IBRD Management’s Discussion and Analysis: March 31, 2024    19

Table 11: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of March 31, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$12,388	$8,546	$—	$20,934	28%
AA	5,802	27,955	18	33,775	46
A	9,553	9,807	204	19,564	26
BBB	—	27	—	27	*
BB or lower/unrated	—	8	—	8	*
Total	$27,743	$46,343	$222	$74,308	100%

	As of June 30, 2023
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,337	$8,157	$—	$29,494	38%
AA	156	31,763	19	31,938	41
A	7,096	8,711	135	15,942	21
BBB	3	35	—	38	*
BB or lower/unrated	—	3	2	5	*
Total	$28,592	$48,669	$156	$77,417	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (see Table 12).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2024, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of
IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 12: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of March 31, 2024
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$7,686	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	2,438	—
			$10,124	$—

Management’s Discussion and Analysis	Section IV: Risk Management
20    IBRD Management’s Discussion and Analysis: March 31, 2024
Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s MD&A as of
June 30, 2023) and a consultative loss limit.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates.
Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates
Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-
rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
Loans to borrowing countries
Under IBRD’s loan agreements, if an interest rate yields a negative rate, the interest rate charged is zero.
Liquid Asset Portfolio
IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2023).
The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits.
These investments generally yield positive returns over the risk-free reference rate (SOFR) but can generate mark-
to-market gains or losses if the credit spread moves.

Management’s Discussion and Analysis	Section IV: Risk Management
IBRD Management’s Discussion and Analysis: March 31, 2024    21
Fixed Spread Loan Refinancing Risk
Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms was suspended. Refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Alternative Reference Rates
As of June 30, 2023, all the LIBOR rates ceased to be provided by any administrator or were no longer representative, in line with previous announcements by The Financial Conduct Authority (FCA), the regulator of
LIBOR. In consideration of the regulatory guidance and in preparation for the global markets’ transition away from
LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments to alternative reference rates. This transition started on January 1, 2022 and was completed as of December 31, 2023 for all applicable portfolios.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives)
with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving
IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the period generally do not have an impact on the overall
Equity-to-Loans ratio.

Management’s Discussion and Analysis	Section IV: Risk Management
22    IBRD Management’s Discussion and Analysis: March 31, 2024
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential
Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The
Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of Target
Liquidity Level continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY24
	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$59.0
Guideline Maximum Liquidity Level	89.0	150%
Prudential Minimum Liquidity Level	47.2	80%
Liquid Asset Portfolio as of March 31, 2024	$71.5	121%
The FY24 Target Liquidity Level is $5.0 billion higher than the prior year, due to the higher projected debt service.
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks.
IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

Management’s Discussion and Analysis	Section IV: Risk Management
IBRD Management’s Discussion and Analysis: March 31, 2024    23

Section V: Governance
Senior Management Changes
On February 20, 2024, Wencai Zhang was appointed as Managing Director and WBG Chief Administrative Officer,
effective March 18, 2024, replacing Shaolin Yang who was previously in this role.

Management’s Discussion and Analysis	Section V: Governance
24    IBRD Management’s Discussion and Analysis: March 31, 2024
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
March 31, 2024
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    25
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	March 31, 2024 (Unaudited)	June 30, 2023 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$259	$479
Restricted cash	84	68
	343	547
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $533 million—March 31, 2024 and $9 million—June 30, 2023)—Notes C and K	76,575	79,199

Securities purchased under resale agreements—Notes C and K	95	78

Derivative assets, net—Notes C, E, F, I and K	380	271

Loans outstanding—Notes D, I and K
Total loans approved	341,726	329,008
Less: Undisbursed balance (including signed loan commitments of $68,039 million—March 31, 2024 and $59,350 million—June 30, 2023)	(81,742)	(85,112)
Loans outstanding	259,984	243,896
Less:
Accumulated provision for loan losses	(2,344)	(2,336)
Deferred loan income	(589)	(519)
Net loans outstanding	257,051	241,041

Other assets—Notes C, D, E and I	12,741	11,505

Total assets	$347,185	$332,641
26    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)

	March 31, 2024 (Unaudited)	June 30, 2023 (Unaudited)
Liabilities
Borrowings—Notes E and K	$253,071	$237,265
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	535	9

Derivative liabilities, net—Notes C, E, F, I and K	22,514	26,893

Other liabilities—Notes C, D and I	8,723	8,092
Total liabilities	284,843	272,259

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—March 31, 2024 and June 30, 2023)
Subscribed capital (2,677,936 shares—March 31, 2024, and 2,634,728 shares—June 30, 2023)	323,053	317,840
Less: Uncalled portion of subscriptions	(300,604)	(296,021)
Paid-in capital	22,449	21,819
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(310)	(320)
Receivable amounts to maintain value of currency holdings	(279)	(345)
Deferred amounts to maintain value of currency holdings	(550)	(436)
Retained earnings (Condensed Statements of Changes in Retained Earnings and Note G)	37,326	36,141
Accumulated other comprehensive income—Note J	3,706	3,523
Total equity	62,342	60,382
Total liabilities and equity	$347,185	$332,641
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    27
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2024	2023	2024	2023
Interest revenue
Loans, net—Note D	$4,075	$3,004	$11,690	$7,150
Other asset / liability management derivatives, net	(435)	(297)	(1,303)	(481)
Investments-Trading, net	1,100	867	3,237	2,030
Other, net	1	—	2	1

Borrowing expenses, net—Note E	(3,918)	(2,862)	(11,252)	(6,265)
Interest revenue, net of borrowing expenses	823	712	2,374	2,435

Provision for losses on loans and other exposures, release (charge) —Note D	(83)	118	(53)	(246)

Non-interest revenue
Revenue from externally funded activities—Note I	231	214	632	575
Commitment charges—Note D	39	31	111	92
Other, net	9	9	31	29
Total	279	254	774	696

Non-interest expenses
Administrative—Notes H and I	(551)	(546)	(1,632)	(1,612)
Contributions to special programs	(3)	(3)	(18)	(18)
Other, net—Note H	41	45	124	135
Total	(513)	(504)	(1,526)	(1,495)

Board of Governors-approved and other transfers—Note G	—	—	(371)	(221)

Non-functional currency translation adjustment gains (losses), net	24	13	16	(15)

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	56	43	82	99

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	242	(13)	(111)	90

Net income	$828	$623	$1,185	$1,343
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
28    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2024	2023	2024	2023

Net income	$828	$623	$1,185	$1,343
Other comprehensive income —Note J
Reclassification to net income:
Amortization of unrecognized net actuarial gains on pension plans	(17)	(7)	(51)	(21)
Amortization of unrecognized prior service costs on pension plans	2	5	6	15
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note K	(538)	(733)	290	241
Currency translation adjustments on functional currency (losses) gains	(324)	201	(62)	516
Total other comprehensive (loss) income	(877)	(534)	183	751
Total comprehensive (loss) income	$(49)	$89	$1,368	$2,094
CONDENSED STATEMENTS OF CHANGES IN RETAINED EARNINGS
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2024	2023
Retained earnings at the beginning of the fiscal year	$36,141	$34,997
Net income for the period	1,185	1,343
Retained earnings at the end of the period	$37,326	$36,340
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    29
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2024	2023
Cash flows from investing activities
Loans
Disbursements	$(25,892)	$(20,379)
Principal repayments	9,541	9,164
Principal prepayments	47	467
Loan origination fees received	34	21
Net derivatives-loans	41	32
Other investing activities, net	(121)	(104)
Net cash used in investing activities	(16,350)	(10,799)
Cash flows from financing activities
Medium and long-term borrowings
New issues	38,671	27,119
Retirements	(26,877)	(18,921)
Short-term borrowings (original maturities greater than 90 days)
New issues	15,352	18,809
Retirements	(16,581)	(20,192)
Net short-term borrowings (original maturities less than 90 days)	604	(3,101)
Net derivatives-borrowings	(50)	(528)
Capital subscriptions	630	894
Other financing activities, net	18	4
Net cash provided by financing activities	11,767	4,084
Cash flows from operating activities
Net income	1,185	1,343
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	111	(90)
Non-functional currency translation adjustment (gains) losses, net	(16)	15
Depreciation and amortization	477	396
Provision for losses on loans and other exposures charge	53	246
Changes in:
Investment portfolio	3,060	4,669
Other assets and liabilities	(482)	195
Net cash provided by operating activities	4,388	6,774
Effect of exchange rate changes on unrestricted and restricted cash	(9)	—
Net (decrease) increase in unrestricted and restricted cash	(204)	59
Unrestricted and restricted cash at the beginning of the fiscal year	547	479
Unrestricted and restricted cash at the end of the period	$343	$538
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(277)	$1,950
Investment portfolio	27	40
Borrowing portfolio	(258)	1,524
Capitalized loan origination fees included in total loans	60	29
Interest paid on borrowing portfolio	10,952	4,150
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
30    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30,
2023 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2023 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of
America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities.
The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results for the full year.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Accounting and Reporting Developments
Evaluated Accounting Standards:
In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU)
2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual
Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The
ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU will be effective from the quarter ending September 30, 2024 (fiscal year 2025 for IBRD), and the adoption of the
ASU is not expected to have a material impact on IBRD's financial statements.
In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on
“vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. The ASU became effective for IBRD from the quarter ended September 30, 2023, and the adoption  of the ASU did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment Disclosures, which requires additional segment disclosures for public entities, including those with a single reportable segment, such as the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IBRD, the ASU will be effective for the annual period ending June 30, 2025 (annual statements of fiscal year 2025).
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response
to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30,
2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective.
IBRD is currently evaluating the impact of the ASU on its financial statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    31
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD's Shares
	Authorized shares	Subscribed shares
As of June 30, 2022	2,783,873	2,545,984
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	88,744
As of June 30, 2023	2,783,873	2,634,728
GCI/SCI	–	43,208
As of March 31, 2024	2,783,873	2,677,936

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD's Capital
In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2022	$307,135	$(286,636)	$20,499
GCI/SCI	10,705	(9,385)	1,320
As of June 30, 2023	317,840	(296,021)	21,819
GCI/SCI	5,213	(4,583)	630
As of March 31, 2024	$323,053	$(300,604)	$22,449

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. As of March 31, 2024, the cumulative subscription payments received under the 2018 capital increases were $6.0 billion.
NOTE C—INVESTMENTS
IBRD’s investments include the liquid asset portfolio, holdings relating to the Post Employment Benefit Plan
(PEBP) and the Post Retirement Contribution Reserve Fund (PCRF).
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of March 31, 2024, Investments were primarily comprised of government and agency obligations, and time deposits (47% each), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.
32    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments - Trading composition
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Government and agency obligations	$36,221	$39,046
Time deposits	35,964	36,809
Asset-backed Securities (ABS)	1,872	1,087
Other fund investments [a]	2,180	1,982
Equity securities [a]	338	275
Total	$76,575	$79,199

a. Related to PEBP holdings. Other fund investments are comprised of investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real estate funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. As of March 31, 2024, the largest holdings from a single counterparty within the net investment portfolio was Japanese government instruments (13%). The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Investments-Trading	$76,575	$79,199
Securities purchased under resale agreements	95	78
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(704)	(149)
Derivative assets
Currency swaps and forward contracts	1,038	926
Interest rate swaps	17	18
Total	1,055	944
Derivative liabilities
Currency swaps and forward contracts	(118)	(33)
Interest rate swaps	(405)	(300)
Other [b]	(3)	(6)
Total	(526)	(339)
Cash held in investment portfolio [c]	145	385
Receivable from investment securities traded and other assets [d]	193	102
Payable for investment securities purchased [e]	(1,024)	(1,025)
Net investment portfolio	$75,809	$79,195

a. Includes $169 million of cash collateral received from counterparties under derivative agreements ($140 million—June 30, 2023).
b. Includes swaptions, options, and futures contracts.
c. This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheets.
d. Included in Other assets on the Condensed Balance Sheets.
e. This amount includes $496 million of liabilities related to IFC PCRF payable, which is included in Other liabilities on the
Condensed Balance Sheets ($385 million—June 30, 2023) and $59 million of liabilities related to short sales ($59 million—
June 30, 2023).

IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    33
The composition of IBRD’s net investment portfolio is as follows:

Table C3: Net investment portfolio composition
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Net investment portfolio
Liquid assets	$71,497	$75,413
PEBP holdings	2,912	2,684
PCRF holdings	1,400	1,098
Total	$75,809	$79,195

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives,
IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions.
These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Collateral received
Cash	$169	$140
Securities	209	161
Total collateral received	$378	$301
Collateral permitted to be repledged	$378	$301
Amount of collateral repledged	–	–
Amount of cash collateral invested	116	134

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities,
ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions.
IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance
34    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
Sheets. As of March 31, 2024, the amount that could potentially be offset as a result of legally enforceable master netting arrangements were $60 million (Nil—June 30, 2023).
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged).
IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of March 31, 2024, liabilities relating to securities transferred under repurchase or securities lending agreements were $535 million ($9 million—June 30, 2023) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil —June 30, 2023). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2023). As of March 31, 2024 and June 30, 2023, the
remaining contractual maturity of these agreements was less than 30 days. The securities transferred were mainly comprised of government and agency obligations and equity securities.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of March 31, 2024 and June 30, 2023, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of
$95 million as of March 31, 2024 ($78 million—June 30, 2023). As of March 31, 2024 and June 30, 2023, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including Deferred
Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of March 31, 2024, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures.
Accrued interest receivable on loans of $4,085 million as of March 31, 2024 ($3,138 million—June 30, 2023) is included in Other assets on the Condensed Balance Sheets.
As of March 31, 2024, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers (see Table D4 -
Loans in nonaccrual status). The total accumulated provision for losses on loans was 0.9% of the total loan portfolio.
Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and
High-risk classes.
Credit Quality of Sovereign Exposures
Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment –
Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    35
eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and
Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of March 31, 2024, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure
In millions of U.S. dollars
	March 31, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$7,151	$7,151
Medium	–	–	–	–	–	–	123,372	123,372
High	8	2	–	–	–	10	128,039	128,049
Loans in accrual status	8	2	–	–	–	10	258,562	258,572
Loans in nonaccrual status	12	12	–	40	622	686	726	1,412
Total	$20	$14	$–	$40	$622	$696	$259,288	$259,984

Table D1.1
In millions of U.S. dollars
	June 30, 2023
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$7,341	$7,341
Medium	–	–	–	–	–	–	117,886	117,886
High	2	–	–	–	–	2	117,242	117,244
Loans in accrual status	2	–	–	–	–	2	242,469	242,471
Loans in nonaccrual status	–	1	40	26	532	599	826	1,425
Total	$2	$1	$40	$26	$532	$601	$243,295	$243,896

36    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure
In millions of U.S. dollars
	March 31, 2024
	Fiscal Year of Origination
	2024	2023	2022	2021	2020	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of March 31, 2024
Risk Class
Low	$150	$–	$250	$–	$–	$6,751	$–	$–	$7,151
Medium	6,426	8,197	6,542	9,845	8,147	81,554	303	2,358	123,372
High	9,727	6,653	11,546	9,729	8,143	81,338	1	912	128,049
Loans in accrual status	16,303	14,850	18,338	19,574	16,290	169,643	304	3,270	258,572
Loans in nonaccrual status	–	–	–	–	116	1,296	–	–	1,412
Total	$16,303	$14,850	$18,338	$19,574	$16,406	$170,939	$304	$3,270	$259,984

Table D2.1
In millions of U.S. dollars
	June 30, 2023
	Fiscal Year of Origination
	2023	2022	2021	2020	2019	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2023
Risk Class
Low	$–	$250	$–	$–	$–	$7,091	$–	$–	$7,341
Medium	7,012	6,082	9,419	7,516	5,499	79,676	800	1,882	117,886
High	4,977	10,660	9,128	7,674	7,476	76,405	–	924	117,244
Loans in accrual status	11,989	16,992	18,547	15,190	12,975	163,172	800	2,806	242,471
Loans in nonaccrual status	–	–	–	127	28	1,270	–	–	1,425
Total	$11,989	$16,992	$18,547	$15,317	$13,003	$164,442	$800	$2,806	$243,896

During the three and nine months ended March 31, 2024, there were nil and $500 million Catastrophe Deferred
Drawdown Options (CAT DDOs) converted to term loans ($200 million—three and nine months ended March 31,
2023).
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    37
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Condensed Statements of Income.
Changes to the accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision
In millions of U.S. dollars
	March 31, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,336	$452	$90	$2,878
Provision - charge	10	38	5	53
Translation adjustment	(2)	—	(1)	(3)
Accumulated provision, end of the period	$2,344	$490	$94	$2,928
Composed of accumulated provision for losses on:
Loans in accrual status	$2,022
Loans in nonaccrual status	322
Total	$2,344
Loans, end of the period:
Loans in accrual status	$258,572
Loans in nonaccrual status	1,412
Total loans outstanding	$259,984

Table D3.1:
In millions of U.S. dollars
	June 30, 2023
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,742	$359	$64	$2,165
Provision - charge	573	88	24	685
Translation adjustment	21	5	2	28
Accumulated provision, end of the fiscal year	$2,336	$452	$90	$2,878
Composed of accumulated provision for losses on:
Loans in accrual status	$2,014
Loans in nonaccrual status	322
Total	$2,336
Loans, end of the fiscal year:
Loans in accrual status	$242,471
Loans in nonaccrual status	1,425
Total loans outstanding	$243,896

a. Primarily relates to guarantees and does not Include recoverable assets relating to certain guarantees received (including guarantees received under the Exposure Exchange Agreements). For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

38    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
The accumulated provision for losses on loan and other exposures as of March 31, 2024 was $2,928 million, compared to $2,878 million as of June 30, 2023.  The increase of $50 million in the accumulated provision for losses on loan and other exposures is due to the increase in severity from the increase in relevant forward interest rates and the increase in exposures, partially offset by rating upgrades in the portfolio.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of March 31, 2024, no principal and $2 million of interest are overdue by more than three months for loans in accrual status.
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D4: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	$986	$109	$995	$260	$64
Zimbabwe	October 2000	426	213	426	426	683
Total - March 31, 2024		$1,412	$322	$1,421	$686	$747
Total - June 30, 2023		$1,425	$322	$1,419	$598	$690

During the three months ended March 31, 2024, no loans were placed in nonaccrual status or restored to accrual status.
During the three and nine months ended March 31, 2024, interest and other revenue not recognized as a result of loans being in nonaccrual status were $21 million and $60 million, respectively ($17 million and $51 million– three and nine months ended March 31, 2023).
In addition, during the three and nine months ended March 31, 2024, interest income of nil and $2 million, respectively was recognized on loans in nonaccrual status upon receipt of payment (less than $1 million —three and nine months ended March 31, 2023).
Guarantees
Guarantees provided
Guarantees of $6,661 million were outstanding as of March 31, 2024 ($6,542 million—June 30, 2023). These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047.
As of March 31, 2024, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $282 million ($303 million—June 30, 2023), and the accumulated provision for guarantee losses of $72 million ($76 million—June 30, 2023). These have been included in Other liabilities on the Condensed Balance
Sheets.
During the nine months ended March 31, 2024 and March 31, 2023, no guarantees provided by IBRD were called.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    39
IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the
Multilateral Investment Guarantee Agency (MIGA), African Development Bank and Inter-American Development
Bank included in the Condensed Balance Sheets and Condensed Statements of Income is presented in the following table:

Table D5: Amounts associated with EEAs
In millions of U.S. dollars
	March 31, 2024			June 30, 2023
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Condensed Balance Sheets
Guarantee provided [a,c]	$3,612	$(134)	$(28)	$3,619	$(149)	$(29)	Other liabilities
Guarantee received [b]	(3,611)	134	21	(3,619)	149	27	Other assets
	$1	$–	$(7)	$–	$–	$(2)

a. For the nine months ended March 31, 2024, Provisions for losses on loans and other exposures line in the Condensed
Statements of Income includes $2 million of release relating to Guarantees provided ($1 million of release —nine months ended
March 31, 2023).

b. For the nine months ended March 31, 2024, Non-interest revenue - Other,  line on the Condensed Statements of Income includes $5 million of reduction in recoverable asset relating to Guarantees received (less than $1 million of reduction in recoverable asset—nine months ended March 31, 2023).

c. Notional amount, obligation to stand ready and provision for the guarantee provided are included in IBRD's total guarantees outstanding of $6,661 million, obligations to stand ready of $282 million and accumulated provision for guarantee losses of $72 million, respectively ($6,542 million, $303 million and $76 million, respectively—June 30, 2023).

Guarantees received
As of March 31, 2024, IBRD had received third-party financial guarantees, including guarantees received under the
EEA, of $12,934 million ($6,944 million as of June 30, 2023).  Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity. The financial guarantees that are contractually attached to the loan reduce the loan loss provision of the guaranteed loan.  Financial guarantees that are not contractually attached to the loan are recorded as a recoverable asset and included in Other assets on the
Condensed Balance Sheets.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee.
The forgone income resulting from waivers of loan charges was $2 million and $7 million for three and nine months ended March 31, 2024, respectively ($4 million and $13 million—three and nine months ended March 31, 2023).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers.
For the nine months ended March 31, 2024, there was no country that contributed to more than 10% to the total loan revenue.
40    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances
In millions of U.S. dollars	For the nine months ended and as of
	March 31, 2024		March 31, 2023
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$3,471	$79,886	$2,440	$77,654
East Asia and Pacific	2,351	53,167	1,613	50,372
Europe and Central Asia	2,018	54,729	1,059	48,081
Middle East and North Africa	1,383	34,351	907	33,069
South Asia	1,213	26,047	786	23,482
Eastern and Southern Africa	377	9,761	270	7,544
Western and Central Africa	56	2,043	36	1,869
Total	$10,869	$259,984	$7,111	$242,071

a. Excludes $932 million interest income from loan related derivatives for the nine months ended March 31, 2024 ($131 million—
nine months ended March 31, 2023). Includes commitment charges of $111 million for the nine months ended March 31, 2024
($92 million—nine months ended March 31, 2023).

For the nine months ended March 31, 2024, Interest revenue—Loans, net in the Condensed Statements of Income was $11,690 million ($7,150 million—nine months ended March 31, 2023). This includes $932 million of interest income, net related to loan related derivatives associated with the Loan portfolio (interest income, net of $131 million—nine months ended March 31, 2023).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.
Borrowings issued by IBRD are reported at fair value. As of March 31, 2024, 99% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 16%, respectively).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.
The following table summarizes IBRD’s borrowing portfolio, including derivatives:

Table E1: Borrowings and borrowing-related derivatives
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Borrowings	$253,071	$237,265
Currency swaps, net	7,405	8,697
Interest rate swaps, net	17,341	20,866
Total	$277,817	$266,828

For the nine months ended March 31, 2024, Borrowing expenses, net in the Condensed Statements of Income was
$11,252 million ($6,265 million—nine months ended March 31, 2023).  This includes $5,702 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $2,526 million—
nine months ended March 31, 2023).
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    41
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in table F1.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns.  The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
42    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)

Table F1: Derivative assets and liabilities before and after netting adjustments
In millions of U.S. dollars
March 31, 2024				June 30, 2023
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$8,223		$24,833		$8,193		$28,172
Currency swaps [a]	4,590		10,303		4,623		11,564
Other [b]	–		3		–		6
Gross Total	$12,813		$35,139		$12,816		$39,742
Less:
Amounts subject to legally enforceable master netting agreements	12,264	[d]	12,625	[e]	12,405	[d]	12,849	[e]
Cash collateral received [c]	169				140
Net derivative position on the Condensed Balance Sheet	$380		$22,514		$271		$26,893
Less:
Securities collateral received [c]	189				145
Net derivative exposure after collateral	$191				$126

a. Includes currency forward contracts.
b. These relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $31 million Credit Valuation Adjustment (CVA) ($27 million—June 30, 2023).
e. Includes $392 million Debit Valuation Adjustment (DVA) ($471 million—June 30, 2023).
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    43
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	March 31, 2024
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$17	$1,038	$1,055
Loans	5,732	1,369	7,101
Client operations	281	516	797
Borrowings	1,795	1,667	3,462
Other asset/liability management derivatives	398	–	398
Total Exposure	$8,223	$4,590	$12,813

Table F2.1
In millions of U.S. dollars
	June 30, 2023
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$18	$926	$944
Loans	6,032	1,486	7,518
Client operations	323	531	854
Borrowings	1,415	1,680	3,095
Other asset/liability management derivatives	405	–	405
Total Exposure	$8,193	$4,623	$12,816

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of March 31, 2024, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $435,666 million ($443,108 million—June 30, 2023), currency swaps $124,768 million ($115,634 million—June 30, 2023), long positions of other derivatives $332 million ($360 million—
June 30, 2023), and short positions of other derivatives $155 million ($113 million—June 30, 2023).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating.
The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of March 31, 2024 was $22,630 million ($27,110 million—June 30, 2023). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of March 31, 2024, the amount of collateral that would need to be posted would be $18,417 million ($22,746 million—June 30, 2023). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $22,630 million ($27,110 million—June 30, 2023).
IBRD received collateral totaling $378 million as of March 31, 2024 ($301 million—June 30, 2023), in relation to swap transactions (see Note C—Investments).
44    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statements of Income:

Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives
In millions of U.S. dollars
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2024	2023	2024	2023
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(1,130)	$2,368	$3,381	$(2,912)
Currency swaps (including currency forward contracts and structured swaps)		(532)	839	1,266	(37)
Total		$(1,662)	$3,207	$4,647	$(2,949)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio,
IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on the amount of unrealized mark-to-market gains and losses on the net
Investment–Trading portfolio and their location on the Condensed Statements of Income:

Table F4: Unrealized mark-to-market gains or losses on net investment-trading portfolio
In millions of U.S. dollars
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2024	2023	2024	2023
Type of instrument [a]
Fixed income	Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net	$16	$15	$10	$43
Equity [b]		40	28	72	56
Total		$56	$43	$82	$99

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings.
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on the non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.
On August 3, 2023, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2023: an increase in the General Reserve of $921 million and an increase in the Pension Reserve by $193 million.
On August 21, 2023, IBRD’s Board of Governors approved contributions from Surplus of $80 million to the Trust
Fund for Gaza and the West Bank and $40 million to the IBRD Fund for Innovative Global Public Goods Solutions
(GPG Fund). The contributions were transferred on September 6, 2023 and September 12, 2023 respectively.
Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved and other transfers on the Condensed Statements of Income. The financial information of the GPG Fund is included in the condensed financial statements of IBRD. For the nine months ended March 31, 2024, no grants were made by the
GPG Fund and therefore no amounts are recorded in Board of Governors-approved and other transfers on the
Condensed Statements of Income. Unutilized GPG contributions are included in Retained Earnings on the
Condensed Balance Sheet ($101 million —March 31, 2024 and $61 million  —June 30, 2023).
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    45
On October 13, 2023, IBRD’s Board of Governors approved a transfer of $291 million to the International
Development Association (IDA) and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2023. The transfer to IDA was made on October 24, 2023.
Retained earnings is comprised of the following components:

Table G1: Retained earnings composition
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Special reserve	$293	$293
General reserve	32,974	32,053
Pension reserve	932	739
Surplus	100	120
Cumulative fair value adjustments [a]	1,103	1,271
Unallocated net income (Loss)	1,555	1,364
Restricted retained earnings	11	21
Other reserves [b]	358	280
Total	$37,326	$36,141

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the GPG
Fund and revenue from prior years which is set aside for a dedicated purpose.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan
(RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:

Table H1: Pension Plans benefit costs
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2024				March 31, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$101	$28	$21	$150	$301	$84	$62	$447
Interest cost	253	40	25	318	759	121	74	954
Expected return on plan assets	(345)	(61)	—	(406)	(1,033)	(182)	—	(1,215)
Amortization of unrecognized prior service costs [a]	1	1	—	2	2	2	2	6
Amortization of unrecognized net actuarial gains [a]	—	(17)	—	(17)	—	(51)	—	(51)
Net periodic pension cost	$10	$(9)	$46	$47	$29	$(26)	$138	$141
Of which:
IBRD’s share	$4	$(4)	$21	$21	$13	$(12)	$64	$65
IDA’s share	6	(5)	25	26	16	(14)	74	76

a. Included in amounts reclassified into net income in Note J—Accumulated Other Comprehensive Income.
46    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)

Table H1.1
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2023				March 31, 2023
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$128	$34	$24	$186	$383	$104	$70	$557
Interest cost	236	40	23	299	708	121	69	898
Expected return on plan assets	(347)	(59)	—	(406)	(1,040)	(178)	—	(1218)
Amortization of unrecognized prior service costs [a]	—	4	1	5	2	11	2	15
Amortization of unrecognized net actuarial losses [a]	—	(7)	—	(7)	—	(21)	—	(21)
Net periodic pension cost	$17	$12	$48	$77	$53	$37	$141	$231
Of which:
IBRD’s share	$8	$6	$23	$37	$25	$18	$66	$109
IDA’s share	9	6	25	40	28	19	75	122

a. Included in amounts reclassified into net income in Note J—Accumulated Other Comprehensive Income.
The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses
—Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.
The following tables provide the amounts of IBRD’s pension service cost:

Table H2: Pension service cost
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2024				March 31, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$101	$28	$21	$150	$301	$84	$62	$447
Of which:
IBRD’s share	$46	$13	$10	$69	$139	$39	$29	$207
IDA’s share	55	15	11	81	162	45	33	240

Table H2.1:
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2023				March 31, 2023
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$128	$34	$24	$186	$383	$104	$70	$557
Of which:
IBRD’s share	$59	$17	$11	$87	$178	$49	$33	$260
IDA’s share	69	17	13	99	205	55	37	297

IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    47
NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see
Note G—Retained Earnings, Allocations and Transfers).
IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations
In millions of U.S. dollars
	March 31, 2024				June 30, 2023
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$548	$(3)	$11	$556	$594	$35	$10	$639
Payable for PCRF investments	(741)	(496)	—	(1,237)	(579)	(385)	—	(964)
Pension and other postretirement benefits	(874)	(761)	(30)	(1,665)	(712)	(704)	(27)	(1,443)
Total	$(1,067)	$(1,260)	$(19)	$(2,346)	$(697)	$(1,054)	$(17)	$(1,768)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Loans and Other Exposures
IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31,
2024 and June 30, 2023, there were no loans outstanding under this facility.
During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD's loan principal and interest exposure in exchange for IBRD's assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2024, assets related to IBRD’s right to be indemnified under this agreement amounted to less than $1 million (less than $1 million—June 30, 2023), while liabilities related to IBRD’s obligation under this agreement amounted to less than
$1 million (less than $1 million—June 30, 2023). These include an accumulated provision for guarantee losses of less than $1 million as of March 31, 2024 (less than $1 million—June 30, 2023).
Administrative Services
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2024, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $420 million and $1,291 million, respectively ($415 million and
$1,278 million—three and nine months ended March 31, 2023).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and nine months ended March 31, 2024, IBRD’s other revenue excludes revenue allocated to IDA of $86 million and $237 million, respectively ($73 million and $201 million—three and nine months ended March 31, 2023), and is included in Revenue from externally funded activities on the Condensed
Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with
IBRD and are as follows:
48    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)

Table I2: Revenue from contracts with clients
In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2024	2023	2024	2023
Trust fund fees	$54	$35	$146	$86
Reimbursable advisory services	23	27	61	63
Asset management services	8	7	24	23
Total	$85	$69	$231	$172
Of which:
IBRD’s share	$42	$35	$116	$87
IDA’s share	43	34	115	85

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients
In millions of U.S. dollars
	March 31, 2024	June 30, 2023
Receivables	$106	$125
Contract liabilities	183	181

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Condensed Statements of Income, is as follows:

Table I4: Fee revenue from affiliated organizations
In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31
	2024	2023	2024	2023
Fees charged to IFC	$25	$23	$71	$69
Fees charged to MIGA	2	2	5	5

Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and
MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note H—Pension and Other Postretirement Benefits.
Derivative Transactions
These relate to currency forward contracts entered into for IDA with IBRD acting as the intermediary with the market. As of March 31, 2024 and  June 30, 2023, there were no derivative receivable or payable with any affiliated organization.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    49
Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in
Investments-Trading on IBRD’s Condensed Balance Sheets. The corresponding payable to IFC is included in Other liabilities on IBRD’s Condensed Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.
NOTE J—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S.
GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of Comprehensive Income.
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated
Other Comprehensive Loss (AOCL):

Table J1: AOCI/AOCL changes
In millions of U.S. dollars
	Nine Months Ended March 31, 2024
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments (losses) gains	$(295)	$(62)	$—	$(62)	$(357)
DVA on Fair Value Option elected liabilities	351	288	2	290	641
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	—	(51)	(51)	3,439
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	—	6	6	(17)
Total AOCI	$3,523	$226	$(43)	$183	$3,706

Table J1.1:
In millions of U.S. dollars
	Nine Months Ended March 31, 2023
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments (losses) gains	$(790)	$516	$—	$516	$(274)
DVA on Fair Value Option elected liabilities	364	225	16	241	605
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	1,387	–	(21)	(21)	1,366
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(43)	–	15	15	(28)
Total AOCI	$918	$741	$10	$751	$1,669

50    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
NOTE K— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of March 31, 2024 and June 30, 2023, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from Banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of March 31, 2024 or June 30, 2023. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and
IBRD’s policies governing the level and use of such investments. As of March 31, 2024, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.
For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
Where available, quoted market prices are used to determine the fair value of short-term notes, as well as some floating rate notes of longer maturity.
Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Generalized Forward Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    51
Derivative instruments
Derivative contracts include currency forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured.
Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities
In millions of U.S. dollars
	March 31, 2024		June 30, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$343	$343	$547	$547
Investments-Trading (including Securities purchased under resale agreements)	76,670	76,670	79,277	79,277
Net loans outstanding	257,051	254,527	241,041	236,521
Derivative assets, net	380	380	271	271
Miscellaneous assets	88	88	55	55

Liabilities
Borrowings	$253,071	$253,071	$237,265	$237,265
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	535	535	9	9
Derivative liabilities, net	22,514	22,514	26,893	26,893

As of March 31, 2024, IBRD’s signed loan commitments were $68 billion ($59 billion—June 30, 2023) and had a fair value of $0.4 billion ($0.5 billion—June 30, 2023).
52    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of Other fund investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$14,991	$21,230	$—	$36,221
Time deposits	1,670	34,294	—	35,964
ABS	—	1,872	—	1,872
Other fund investments [a]	—	—	—	2,180
Equity securities	338	—	—	338
Total Investments–Trading	$16,999	$57,396	$—	$76,575
Securities purchased under resale agreements	35	60	—	95
Derivative assets
Currency swaps [b]	—	4,395	195	4,590
Interest rate swaps	—	8,072	151	8,223
	$—	$12,467	$346	$12,813
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,264
Cash collateral received				169
Derivative assets, net				$380
Miscellaneous assets	—	88	—	88
Liabilities:
Borrowings	$—	$249,841	$3,230	$253,071
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	—	535	—	535
Derivative liabilities
Currency swaps [b]	—	10,246	57	10,303
Interest rate swaps	—	24,700	133	24,833
Other [c]	3	—	—	3
	$3	$34,946	$190	$35,139
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,625
Derivative liabilities, net				$22,514

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
e. Includes $31 million CVA.
f. Includes $392 million DVA.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    53

Table K2.1:
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$12,651	$26,395	$—	$39,046
Time deposits	1,992	34,817	—	36,809
ABS	—	1,087	—	1,087
Other fund investments [a]	—	—	—	1,982
Equity securities	275	—	—	275
Total Investments–Trading	$14,918	$62,299	$—	$79,199
Securities purchased under resale agreements	18	60	—	78
Derivative assets
Currency swaps [b]	—	4,475	148	4,623
Interest rate swaps	—	8,120	73	8,193
Other [c]	—	—	—	—
	$—	$12,595	$221	$12,816
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,405
Cash collateral received				140
Derivative asset, net				$271
Miscellaneous assets	—	55	—	55

Liabilities:
Borrowings	$—	$233,658	$3,607	$237,265
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	—	9	—	9
Derivative liabilities
Currency swaps [b]	—	11,429	135	11,564
Interest rate swaps	—	27,965	207	28,172
Other [c]	6	—	$—	$6
	$6	$39,394	$342	$39,742
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,849
Derivative liabilities, net				$26,893

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Excludes payable for cash collateral received.
e. Includes $27 million CVA.
f. Includes $471 million DVA.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
54    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2024, and the fiscal year ended June 30, 2023, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index. Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements. Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level
3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 1% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:
In millions of U.S. dollars
Portfolio	Fair Value as of March 31, 2024	Fair Value as of June 30, 2023	Valuation Technique	Unobservable input	Range (average), March 31, 2024	Range (average), June 30, 2023
Borrowings	$3,230	$3,607	Discounted Cash Flow	Correlations	-13% to 83% (9%)	-16% to 99% (11%)
				Interest rate volatilities	60% to 75% (69%)	63% to 85% (78%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)
Derivative assets/(liabilities), net	$156	$(121)	Discounted Cash Flow	Correlations	-13% to 83% (9%)	-16% to 99% (11%)
				Interest rate volatilities	60% to 75% (69%)	63% to 85% (78%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    55
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers
In millions of U.S. dollars
	Three Months Ended March 31, 2024		Nine Months Ended March 31, 2024
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$65	$(65)	$90	$(90)
Transfer (out of) into	—	—	(21)	21
	$65	$(65)	$69	$(69)
Derivative assets, net
Transfer into (out of)	$—	$—	$96	$(96)
Transfer (out of) into	—	—	–	–
	—	—	96	(96)
Derivative liabilities, net
Transfer (into) out of	$(61)	$61	$(63)	$63
Transfer out of (into)	—	—	6	(6)
	(61)	61	(57)	57
Total Derivative Transfers, net	$(61)	$61	$39	$(39)

Table K4.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2023		Nine Months Ended March 31, 2023
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$142	$(142)
Transfer (out of) into	—	—	(118)	118
	$—	$—	$24	$(24)
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	(124)	124	(124)	124
	(124)	124	(124)	124
Derivative liabilities, net
Transfer (into) out of	$—	$—	$(321)	$321
Transfer out of (into)	1	(1)	325	(325)
	1	(1)	4	(4)
Total Derivative Transfers, net	$(123)	$123	$(120)	$120

56    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes
In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2024	2023	2024	2023
Beginning of the period/fiscal year	$3,395	$3,355	$3,607	$3,932
Issuances	110	396	137	396
Settlements	(387)	(190)	(799)	(675)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	166	185	350	156
Other comprehensive income	11	53	4	14
Transfers (from) to Level 3, net	(65)	—	(69)	(24)
End of the period	$3,230	$3,799	$3,230	$3,799

Table K6: Derivatives Level 3 changes
In millions of U.S. dollars
	Three Months Ended March 31, 2024			Nine Months Ended March 31, 2024
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$13	$(65)	$(52)	$13	$(134)	$(121)
Issuances	—	7	7	1	7	8
Settlements	11	8	19	49	30	79
Total realized/unrealized mark-to- market (losses) gains in:
Net income	108	5	113	192	54	246
Other comprehensive income	6	2	8	(17)	—	(17)
Transfers from / to Level 3, net	—	61	61	(100)	61	(39)
End of the period	$138	$18	$156	$138	$18	$156

Table K6.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2023			Nine Months ended March 31, 2023
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$(332)	$(230)	$(562)	$(379)	$(165)	$(544)
Issuances	—	(33)	(33)	—	(33)	(33)
Settlements	54	2	56	132	4	136
Total realized/unrealized mark-to- market gains (losses) in:
Net income	66	86	152	72	23	95
Other comprehensive income	20	(2)	18	(14)	(6)	(20)
Transfers from / to Level 3, net	123	—	123	120	—	120
End of the period	$(69)	$(177)	$(246)	$(69)	$(177)	$(246)

IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    57
Information on the unrealized gains or losses included in the Condensed Statements of Income and Condensed
Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives
In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2024	2023	2024	2023
Reported as:
Borrowings
Net income (loss) [a]	$144	$(75)	$171	$40
Other Comprehensive (loss) income [b]	(11)	(53)	(3)	(29)
Derivatives
Net (loss) income [a]	$(110)	$83	$(114)	$(3)
Other Comprehensive income (loss) [c]	8	19	(12)	(4)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance
In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2024	$253,071	$276,062	$(22,991)
June 30, 2023	$237,265	$265,147	$(27,882)

The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statements of Other
Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk
In millions of U.S. dollars
Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2024	Nine Months Ended March 31, 2024
DVA on Fair Value Option Elected Liabilities	$(537)	$288
Amounts reclassified to net income upon derecognition of a liability	(1)	2
Net change in DVA on Fair Value Option Elected Liabilities	$(538)	$290

Table K9.1:
In millions of U.S. dollars
Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2023	Nine Months Ended March 31, 2023
DVA on Fair Value Option Elected Liabilities	$(746)	$225
Amounts reclassified to net income upon derecognition of a liability	13	16
Net change in DVA on Fair Value Option Elected Liabilities	$(733)	$241

58    IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)
As of March 31, 2024, IBRD’s Condensed Balance Sheets included a DVA of $641 million cumulative gain ($351 million cumulative gain—June 30, 2023) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.

Table K10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net
In millions of U.S. dollars
	Three Months Ended March 31, 2024			Nine Months Ended March 31, 2024
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(172)	$228	$56	$(95)	$177	$82
Non trading portfolios, net
Loan-related derivatives—Note F	—	852	852	—	(715)	(715)
Other assets/liabilities management derivatives, net	—	(568)	(568)	—	719	719
Borrowings, including derivatives —Notes E and F	1	(11)	(10)ᵇ	2	(148)	(146)ᵇ
Client operations and other derivatives, net	—	(32)	(32)	—	31	31
Total	$1	$241	$242	$2	$(113)	$(111)

Table K10.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2023			Nine Months Ended March 31, 2023
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(502)	$545	$43	$15	$84	$99
Non trading portfolios, net
Loan-related derivatives—Note F	4	(783)	(779)	4	1,172	1,176
Other assets/liabilities management	—	843	843	—	(946)	(946)
Borrowings, including derivatives —Notes E and F	—	(80)	(80)ᵇ	—	(142)	(142)ᵇ
Client operations and other derivatives, net	—	3	3	—	2	2
Total	$4	$(17)	$(13)	$4	$86	$90

a. Adjusted to exclude amounts reclassified to realized gains (losses).
b. Includes $1,946 million of unrealized mark-to-market losses and $4,644 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and nine months ended March 31, 2024, respectively (unrealized mark-to-
market gains of $3,141 million and unrealized mark-to-market losses of $3,181 million—three and nine months ended March 31,
2023).

NOTE L—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-
defendant, as of and for the nine months ended March 31, 2024, is not expected to have a material adverse effect on
IBRD's financial position, results of operations or cash flows.
IBRD Condensed Quarterly Financial Statements: March 31, 2024 (Unaudited)    59

Deloitte.

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INDEPENDENT AUDITOR'S REVIEW REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development ("IBRD") as of March 31, 2024, and the related condensed statements of income, and comprehensive income for the three-month and nine-month periods ended March 31, 2024 and 2023, and the condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2024 and 2023, and the related notes (collectively referred to as the "interim financial information").

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Condensed Balance Sheet as of June 30, 2023

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2023, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 4, 2023.

INDEPENDENT AUDITOR'S REVIEW REPORT
60
61

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term January 01 2024 through March 31 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV BM/0128AUD04.40	973788	AUD	1,300,000,000.00	845,065,000.00	8-Feb-24	15-Feb-24	13-Jan-28
	BOND/SELL AUD/IBRD/PV BM/0129AUD04.30	943418	AUD	2,000,000,000.00	1,341,000,000.00	3-Jan-24	10-Jan-24	10-Jan-29
	BOND/SELL AUD/IBRD/PV BM/0433AUD04.20	960496	AUD	350,000,000.00	230,265,000.00	23-Jan-24	31-Jan-24	21-Apr-33
	BOND/SELL AUD/IBRD/PV MTN Core (Non- Retail)/0535AUD01.46	994717	AUD	77,000,000.00	50,554,350.00	6-Mar-24	15-Mar-24	11-May-35
Sub-total New Borrowings				3,727,000,000.00	2,466,884,350.00

Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0229BRL09.50	944655	BRL	125,000,000.00	25,542,001.25	4-Jan-24	11-Jan-24	9-Feb-29
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0229BRL09.50	962538	BRL	200,000,000.00	40,379,568.00	25-Jan-24	1-Feb-24	9-Feb-29
Sub-total New Borrowings				325,000,000.00	65,921,569.25

Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/0129CAD03.50	944133	CAD	1,400,000,000.00	1,046,533,362.00	3-Jan-24	12-Jan-24	12-Jan-29
Sub-total New Borrowings				1,400,000,000.00	1,046,533,362.00

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0129CNH02.25	961171	CNY	200,000,000.00	27,856,900.00	23-Jan-24	30-Jan-24	19-Jan-29
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0131CNH02.50	948600	CNY	150,000,000.00	20,853,028.50	5-Jan-24	16-Jan-24	13-Jan-31
Sub-total New Borrowings				350,000,000.00	48,709,928.50

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non- Retail)/0127COP09.10	951642	COP	100,000,000,000.00	25,518,000.00	11-Jan-24	19-Jan-24	19-Jan-27
Sub-total New Borrowings				100,000,000,000.00	25,518,000.00

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0139EURSTR	948606	EUR	10,000,000.00	10,950,000.00	5-Jan-24	12-Jan-24	12-Jan-39
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0231EURSTR	968846	EUR	75,000,000.00	80,835,000.00	6-Feb-24	13-Feb-24	13-Feb-31
	BOND/SELL EUR/IBRD/European Retail (Structure)/0229EURSTR	978498	EUR	10,000,000.00	10,816,000.00	20-Feb-24	28-Feb-24	28-Feb-29
	BOND/SELL EUR/IBRD/PV BM/0134EUR02.90	968849	EUR	3,000,000,000.00	3,212,400,000.00	6-Feb-24	14-Feb-24	14-Feb-34
	BOND/SELL EUR/IBRD/PV MTN Core (Non- Retail)/0238EUR02.40	963948	EUR	10,000,000.00	10,778,000.00	23-Jan-24	16-Feb-24	16-Feb-38
Sub-total New Borrowings				3,105,000,000.00	3,325,779,000.00

Pounds Sterling
	BOND/SELL GBP/IBRD/PV BM/1028GBP03.875	944645	GBP	1,500,000,000.00	1,914,900,000.00	4-Jan-24	11-Jan-24	2-Oct-28
Sub-total New Borrowings				1,500,000,000.00	1,914,900,000.00

Georgian Lari
	BOND/SELL GEL/IBRD/PV MTN Non-Core (Non- Retail)/0126GEL08.50	951628	GEL	67,000,000.00	25,216,409.44	11-Jan-24	22-Jan-24	22-Jan-26
Sub-total New Borrowings				67,000,000.00	25,216,409.44

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0126HKD03.77	944648	HKD	750,000,000.00	95,933,077.50	4-Jan-24	11-Jan-24	11-Jan-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.97	936654	HKD	500,000,000.00	64,046,320.00	20-Dec-23	8-Jan-24	8-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0126HKD03.83	948599	HKD	500,000,000.00	63,923,495.00	5-Jan-24	12-Jan-24	12-Jan-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.73	965336	HKD	850,000,000.00	108,679,674.00	31-Jan-24	7-Feb-24	7-Feb-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.7876	968348	HKD	500,000,000.00	63,954,565.00	5-Feb-24	14-Feb-24	14-Feb-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0226HKD03.80	972991	HKD	200,000,000.00	25,568,418.00	7-Feb-24	16-Feb-24	16-Feb-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0229HKD03.755	979053	HKD	430,000,000.00	54,939,087.60	21-Feb-24	28-Feb-24	28-Feb-29
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0229HKD03.765	977445	HKD	800,000,000.00	102,247,528.00	15-Feb-24	23-Feb-24	23-Feb-29
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0326HKD03.965	1006914	HKD	460,000,000.00	58,787,070.80	21-Mar-24	28-Mar-24	28-Mar-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0326HKD04.0175	999804	HKD	300,000,000.00	38,355,570.00	15-Mar-24	25-Mar-24	25-Mar-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.847	951627	HKD	300,000,000.00	38,372,004.00	11-Jan-24	22-Jan-24	22-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.92	944652	HKD	200,000,000.00	25,582,154.00	4-Jan-24	11-Jan-24	11-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD03.94	948596	HKD	500,000,000.00	63,923,495.00	5-Jan-24	12-Jan-24	12-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD04.00	949688	HKD	500,000,000.00	63,903,480.00	9-Jan-24	17-Jan-24	17-Jul-25
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0725HKD04.00A	950300	HKD	300,000,000.00	38,339,637.00	9-Jan-24	16-Jan-24	16-Jul-25
Sub-total New Borrowings				7,090,000,000.00	906,555,575.90

Indian Rupees
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0329INR06.02	961159	INR	465,000,000.00	5,608,458.00	23-Jan-24	28-Feb-24	1-Mar-29
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0229INR06.00	930057	INR	1,160,300,000.00	13,960,764.41	15-Dec-23	30-Jan-24	6-Feb-29
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0429INR06.06	977435	INR	1,451,000,000.00	17,405,281.87	15-Feb-24	27-Mar-24	4-Apr-29
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0131INR07.00	950969	INR	4,500,000,000.00	54,142,155.00	10-Jan-24	25-Jan-24	25-Jan-31
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0230INR06.89	964619	INR	5,500,000,000.00	66,223,190.00	30-Jan-24	6-Feb-24	6-Feb-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0428INR06.85	950293	INR	4,000,000,000.00	48,107,840.00	9-Jan-24	17-Jan-24	24-Apr-28
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0428INR06.85	961874	INR	4,800,000,000.00	57,839,328.00	24-Jan-24	1-Feb-24	24-Apr-28
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0428INR06.85	972986	INR	4,200,000,000.00	50,578,290.00	7-Feb-24	15-Feb-24	24-Apr-28
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0430INR06.50	950955	INR	5,000,000,000.00	60,193,450.00	10-Jan-24	19-Jan-24	17-Apr-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0430INR06.50	968852	INR	2,500,000,000.00	30,121,400.00	6-Feb-24	13-Feb-24	17-Apr-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0430INR06.50	974472	INR	8,300,000,000.00	99,984,954.00	9-Feb-24	16-Feb-24	17-Apr-30

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0729INR06.75	958589	INR	2,000,000,000.00	24,063,180.00	18-Jan-24	25-Jan-24	13-Jul-29
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0729INR06.75	964612	INR	2,000,000,000.00	24,081,160.00	30-Jan-24	6-Feb-24	13-Jul-29
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0729INR06.75	974466	INR	3,000,000,000.00	36,139,140.00	9-Feb-24	16-Feb-24	13-Jul-29
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0729INR07.05	950959	INR	8,500,000,000.00	102,239,020.00	10-Jan-24	22-Jan-24	22-Jul-29
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0729INR07.05	977440	INR	8,500,000,000.00	102,499,205.00	15-Feb-24	23-Feb-24	22-Jul-29
Sub-total New Borrowings				65,876,300,000.00	793,186,816.28

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0227MXN09.12	965855	MXN	600,000,000.00	35,136,108.00	1-Feb-24	15-Feb-24	16-Feb-27
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0952MXN00.00	965353	MXN	2,500,000,000.00	146,301,500.00	31-Jan-24	8-Feb-24	30-Sep-52
Sub-total New Borrowings				3,100,000,000.00	181,437,608.00

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0127USDSTR03	952282	USD	50,000,000.00	50,000,000.00	12-Jan-24	22-Jan-24	22-Jan-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0127USDSTR04	961182	USD	50,000,000.00	50,000,000.00	23-Jan-24	30-Jan-24	30-Jan-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0129USDSTR	944122	USD	50,000,000.00	50,000,000.00	3-Jan-24	12-Jan-24	12-Jan-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0129USDSTR01	957897	USD	25,000,000.00	25,000,000.00	17-Jan-24	26-Jan-24	26-Jan-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0129USDSTR02	958600	USD	30,000,000.00	30,000,000.00	18-Jan-24	25-Jan-24	25-Jan-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR	950966	USD	17,500,000.00	17,500,000.00	10-Jan-24	19-Jan-24	19-Jan-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR01	957890	USD	15,000,000.00	15,000,000.00	17-Jan-24	31-Jan-24	31-Jan-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR02	958586	USD	5,000,000.00	5,000,000.00	18-Jan-24	25-Jan-24	25-Jan-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0134USDSTR03	959264	USD	70,000,000.00	70,000,000.00	19-Jan-24	31-Jan-24	31-Jan-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0228USDSTR06	979057	USD	25,000,000.00	25,000,000.00	21-Feb-24	29-Feb-24	28-Feb-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR	968362	USD	50,000,000.00	50,000,000.00	5-Feb-24	16-Feb-24	16-Feb-29

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR01	974475	USD	30,000,000.00	30,000,000.00	9-Feb-24	16-Feb-24	16-Feb-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR02	974485	USD	50,000,000.00	50,000,000.00	9-Feb-24	16-Feb-24	16-Feb-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR03	976055	USD	50,000,000.00	50,000,000.00	13-Feb-24	22-Feb-24	21-Feb-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR	960486	USD	25,000,000.00	25,000,000.00	22-Jan-24	1-Feb-24	1-Feb-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR01	962524	USD	500,000,000.00	500,000,000.00	25-Jan-24	1-Feb-24	1-Feb-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR02	963953	USD	7,000,000.00	7,000,000.00	29-Jan-24	5-Feb-24	2-Feb-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR03	968352	USD	12,500,000.00	12,500,000.00	5-Feb-24	20-Feb-24	20-Feb-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR04	979039	USD	31,000,000.00	31,000,000.00	21-Feb-24	28-Feb-24	28-Feb-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0239USDSTR02	974477	USD	325,000,000.00	325,000,000.00	9-Feb-24	28-Feb-24	28-Feb-39
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0328USDSTR04	994733	USD	25,000,000.00	25,000,000.00	6-Mar-24	14-Mar-24	14-Mar-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0329USDSTR02	1000346	USD	150,000,000.00	150,000,000.00	18-Mar-24	25-Mar-24	25-Mar-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0334USDSTR	999119	USD	37,500,000.00	37,500,000.00	14-Mar-24	22-Mar-24	22-Mar-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0334USDSTR01	1005549	USD	20,000,000.00	20,000,000.00	19-Mar-24	26-Mar-24	26-Mar-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0334USDSTR02	1006919	USD	25,000,000.00	25,000,000.00	21-Mar-24	28-Mar-24	28-Mar-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0339USDSTR10	989833	USD	15,000,000.00	15,000,000.00	4-Mar-24	11-Mar-24	11-Mar-39
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0626USDSTR05	996887	USD	20,000,000.00	20,000,000.00	11-Mar-24	18-Mar-24	18-Jun-26
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0127USD03.25	957900	USD	3,611,000.00	3,611,000.00	18-Jan-24	26-Jan-24	29-Jan-27
	BOND/SELL USD/IBRD/Other (CAT)/0131USDSTRC	961877	USD	100,000,000.00	100,000,000.00	24-Jan-24	31-Jan-24	31-Jan-31
	BOND/SELL USD/IBRD/Putable (Non-Retail)/0429USDSTR05	1006935	USD	100,000,000.00	100,000,000.00	21-Mar-24	27-Mar-24	6-Apr-29
	BOND/SELL USD/IBRD/PV BM/0131USD04.00	944132	USD	5,000,000,000.00	5,000,000,000.00	3-Jan-24	10-Jan-24	10-Jan-31
	BOND/SELL USD/IBRD/PV BM/0227USDFRNA	977448	USD	1,250,000,000.00	1,250,000,000.00	15-Feb-24	23-Feb-24	23-Feb-27
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0329USDSTR01	986460	USD	500,000,000.00	500,000,000.00	27-Feb-24	5-Mar-24	5-Mar-29
Sub-total New Borrowings				8,664,111,000.00	8,664,111,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0129ZAR08.65	961151	ZAR	400,000,000.00	21,191,492.00	23-Jan-24	30-Jan-24	30-Jan-29
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0227ZAR07.83	965857	ZAR	600,000,000.00	31,564,578.00	1-Feb-24	15-Feb-24	16-Feb-27
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0329ZAR08.70	985064	ZAR	400,000,000.00	20,985,148.00	23-Feb-24	4-Mar-24	4-Mar-29
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/1126ZAR08.14	996221	ZAR	200,000,000.00	10,705,750.00	8-Mar-24	15-Mar-24	20-Nov-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/1226ZAR08.25	964623	ZAR	400,000,000.00	21,106,732.00	30-Jan-24	6-Feb-24	21-Dec-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/1226ZAR08.25	979049	ZAR	400,000,000.00	20,795,640.00	21-Feb-24	29-Feb-24	21-Dec-26
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0535ZAR00.00	952945	ZAR	620,000,000.00	32,407,796.80	16-Jan-24	23-Jan-24	29-May-35
Sub-total New Borrowings				3,020,000,000.00	158,757,136.80

Total New Borrowings					19,623,510,756.17

Maturing Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV BM/0224AUD02.20	5558	AUD	(1,300,000,000.00)	(851,435,000.00)	20-Feb-19	27-Feb-19	27-Feb-24
	BOND/SELL AUD/IBRD/PV BM/0224AUD02.20	5649	AUD	(800,000,000.00)	(523,960,000.00)	15-May-19	23-May-19	27-Feb-24
	BOND/SELL AUD/IBRD/PV BM/0224AUD02.20	5748	AUD	(500,000,000.00)	(327,475,000.00)	12-Sep-19	19-Sep-19	27-Feb-24
	BOND/SELL AUD/IBRD/PV MTN Core (Non- Retail)/0124AUD01.12	321014	AUD	(100,000,000.00)	(65,990,000.00)	19-Jan-22	27-Jan-22	29-Jan-24
Sub-total Maturing Borrowings				(2,700,000,000.00)	(1,768,860,000.00)

Brazilian Real
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0124BRL04.16	54245	BRL	(35,780,000.00)	(7,251,281.84)	12-Jan-21	21-Jan-21	18-Jan-24
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0324BRL04.35	90573	BRL	(42,190,000.00)	(8,447,376.59)	8-Mar-21	18-Mar-21	18-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0224BRL06.75	5537	BRL	(100,000,000.00)	(20,130,647.90)	23-Jan-19	4-Feb-19	5-Feb-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0224BRL06.75	54225	BRL	(225,000,000.00)	(45,293,957.79)	12-Jan-21	26-Jan-21	5-Feb-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.40	5580	BRL	(10,000,000.00)	(1,987,735.67)	7-Mar-19	18-Mar-19	19-Mar-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.40	5624	BRL	(12,000,000.00)	(2,385,282.81)	18-Apr-19	26-Apr-19	19-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.40	5648	BRL	(13,000,000.00)	(2,584,056.37)	14-May-19	22-May-19	19-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.40	5658	BRL	(25,000,000.00)	(4,969,339.18)	23-May-19	31-May-19	19-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.40	5673	BRL	(30,000,000.00)	(5,963,207.01)	7-Jun-19	17-Jun-19	19-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.50	5577	BRL	(20,000,000.00)	(4,006,049.13)	6-Mar-19	15-Mar-19	15-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.50	5626	BRL	(20,000,000.00)	(4,006,049.13)	24-Apr-19	10-May-19	15-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0324BRL05.50	5664	BRL	(20,000,000.00)	(4,006,049.13)	29-May-19	6-Jun-19	15-Mar-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0124BRL00.00	4801	BRL	(40,000,000.00)	(8,077,462.87)	5-Feb-16	17-Feb-16	30-Jan-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0124BRL00.00	4805	BRL	(40,000,000.00)	(8,077,462.87)	19-Feb-16	29-Feb-16	30-Jan-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0124BRL00.00	4813	BRL	(30,000,000.00)	(6,058,097.15)	9-Mar-16	17-Mar-16	30-Jan-24
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non- Retail)/0124BRL00.00	4793	BRL	(20,000,000.00)	(4,038,731.43)	20-Jan-16	27-Jan-16	30-Jan-24
Sub-total Maturing Borrowings				(682,970,000.00)	(137,282,786.89)

Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0324CNH03.05	353076	CNY	(1,500,000,000.00)	(208,389,772.23)	9-Mar-22	16-Mar-22	18-Mar-24
Sub-total Maturing Borrowings				(1,500,000,000.00)	(208,389,772.23)

Euro
	BOND/SELL EUR/IBRD/Other Structures (Non- Retail)/0324EURSTR01	6173	EUR	(15,251,000.00)	(16,623,590.00)	17-Feb-99	18-Mar-99	18-Mar-24
Sub-total Maturing Borrowings				(15,251,000.00)	(16,623,590.00)

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0224HKD01.055	342924	HKD	(200,000,000.00)	(25,553,064.13)	18-Feb-22	28-Feb-22	28-Feb-24
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0324HKD01.15	346350	HKD	(190,000,000.00)	(24,295,277.13)	25-Feb-22	8-Mar-22	8-Mar-24
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0324HKD03.17	525298	HKD	(500,000,000.00)	(63,921,861.92)	9-Sep-22	19-Sep-22	19-Mar-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0324HKD03.17A	525302	HKD	(500,000,000.00)	(63,933,304.78)	9-Sep-22	21-Sep-22	21-Mar-24
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0324HKD03.20	525299	HKD	(500,000,000.00)	(63,921,861.92)	9-Sep-22	19-Sep-22	19-Mar-24
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0324HKD03.44	527418	HKD	(500,000,000.00)	(63,936,574.92)	14-Sep-22	22-Sep-22	22-Mar-24
Sub-total Maturing Borrowings				(2,390,000,000.00)	(305,561,944.78)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0324IDR07.25	5581	IDR	(500,000,000,000.00)	(32,062,586.17)	8-Mar-19	15-Mar-19	15-Mar-24
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non- Retail)/0324IDR07.25	5843	IDR	(250,000,000,000.00)	(16,031,293.08)	15-Jan-20	23-Jan-20	15-Mar-24
Sub-total Maturing Borrowings				(750,000,000,000.00)	(48,093,879.25)

Indian Rupees
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0124INR03.86	54928	INR	(323,300,000.00)	(3,887,990.28)	13-Jan-21	21-Jan-21	18-Jan-24
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0324INR04.09	91569	INR	(237,800,000.00)	(2,868,647.78)	9-Mar-21	18-Mar-21	18-Mar-24
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0324INR04.65	5886	INR	(176,600,000.00)	(2,116,173.87)	20-Feb-20	24-Mar-20	25-Mar-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0324INR05.88	5533	INR	(252,500,000.00)	(3,050,821.24)	22-Jan-19	27-Feb-19	12-Mar-24
Sub-total Maturing Borrowings				(990,200,000.00)	(11,923,633.18)

Mexican Peso
	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/0224MXN05.20	5803	MXN	(20,000,000.00)	(1,171,203.62)	21-Nov-19	29-Nov-19	15-Feb-24
	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/0224MXN05.20	5902	MXN	(70,000,000.00)	(4,099,212.66)	19-Mar-20	30-Mar-20	15-Feb-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0224MXN05.20	5543	MXN	(40,000,000.00)	(2,342,407.23)	6-Feb-19	15-Feb-19	15-Feb-24
Sub-total Maturing Borrowings				(130,000,000.00)	(7,612,823.51)

New Zealand Dollars
	BOND/SELL NZD/IBRD/PV BM/0124NZD02.50	5529	NZD	(400,000,000.00)	(245,200,000.00)	16-Jan-19	24-Jan-19	24-Jan-24
	BOND/SELL NZD/IBRD/PV BM/0124NZD02.50	5576	NZD	(450,000,000.00)	(275,850,000.00)	5-Mar-19	18-Mar-19	24-Jan-24
	BOND/SELL NZD/IBRD/PV BM/0124NZD02.50	5928	NZD	(450,000,000.00)	(275,850,000.00)	12-May-20	21-May-20	24-Jan-24
Sub-total Maturing Borrowings				(1,300,000,000.00)	(796,900,000.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Turkish Lira
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0224TRY00.00	5261	TRY	(25,000,000.00)	(817,674.86)	29-Jan-18	6-Feb-18	6-Feb-24
Sub-total Maturing Borrowings				(25,000,000.00)	(817,674.86)

Ukraine Hrivnya
	BOND/SELL UAH/IBRD/PV MTN Non-Core (Non- Retail)/0224UAH08.50	65604	UAH	(260,480,000.00)	(6,935,960.59)	28-Jan-21	5-Feb-21	5-Feb-24
Sub-total Maturing Borrowings				(260,480,000.00)	(6,935,960.59)

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0324USDSTR04	94267	USD	(100,000,000.00)	(100,000,000.00)	15-Mar-21	22-Mar-21	22-Mar-24
	BOND/SELL USD/IBRD/Other (CAT)/0324USDCAR125	5891	USD	(175,000,000.00)	(175,000,000.00)	28-Feb-20	6-Mar-20	13-Mar-24
	BOND/SELL USD/IBRD/Other (CAT)/0324USDCAR126	5892	USD	(60,000,000.00)	(60,000,000.00)	28-Feb-20	6-Mar-20	13-Mar-24
	BOND/SELL USD/IBRD/Other (CAT)/0324USDCAR127	5893	USD	(125,000,000.00)	(125,000,000.00)	28-Feb-20	6-Mar-20	13-Mar-24
	BOND/SELL USD/IBRD/Putable (Non-Retail)/0124USDSTR04	5905	USD	(217,250,000.00)	(217,250,000.00)	24-Mar-20	1-Apr-20	9-Jan-24
	BOND/SELL USD/IBRD/PV BM/0324USD02.25	363479	USD	(1,000,000,000.00)	(1,000,000,000.00)	22-Mar-22	29-Mar-22	28-Mar-24
	BOND/SELL USD/IBRD/PV BM/0324USD02.50	5584	USD	(4,500,000,000.00)	(4,500,000,000.00)	12-Mar-19	19-Mar-19	19-Mar-24
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0124USD04.60	616019	USD	(35,000,000.00)	(35,000,000.00)	14-Dec-22	22-Dec-22	22-Jan-24
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0224USD01.91	4718	USD	(17,000,000.00)	(17,000,000.00)	15-Jan-15	6-Feb-15	6-Feb-24
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0224USD02.828	4678	USD	(18,000,000.00)	(18,000,000.00)	21-Jan-14	7-Feb-14	7-Feb-24
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0324USD02.064	4728	USD	(16,000,000.00)	(16,000,000.00)	19-Feb-15	6-Mar-15	6-Mar-24
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0324USD02.15	4734	USD	(16,000,000.00)	(16,000,000.00)	4-Mar-15	19-Mar-15	19-Mar-24
Sub-total Maturing Borrowings				(6,279,250,000.00)	(6,279,250,000.00)

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0124ZAR07.89	5523	ZAR	(300,000,000.00)	(15,762,511.49)	10-Jan-19	17-Jan-19	17-Jan-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0224ZAR06.23	5557	ZAR	(50,000,000.00)	(2,592,876.85)	19-Feb-19	26-Feb-19	26-Feb-24
Sub-total Maturing Borrowings				(350,000,000.00)	(18,355,388.34)

Total Maturing Borrowings					(9,606,607,453.63)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Chilean Pesos
	BOND/BUY CLP/IBRD/PV MTN Non-Core (Non- Retail)/0426CLP06.25	968354	CLP	(11,631,000,000.00)	(11,991,957.93)	5-Feb-24	12-Feb-24	27-Apr-26
Sub-total Early Retirement				(11,631,000,000.00)	(11,991,957.93)

Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0935EURSTR	963946	EUR	(2,000,000.00)	(2,147,800.00)	29-Jan-24	6-Feb-24	8-Sep-35
Sub-total Early Retirement				(2,000,000.00)	(2,147,800.00)

Japanese Yen
	BOND/BUY JPY/IBRD/FX_CT MTN Non-Core (Non- Retail)/0838JPYSTR05	4575	JPY	(100,000,000.00)	(665,623.86)	23-Jul-08	20-Aug-08	20-Aug-38
	BOND/BUY JPY/IBRD/FX_CT MTN Non-Core (Non- Retail)/0838JPYSTR11	4578	JPY	(200,000,000.00)	(1,331,247.71)	29-Jul-08	18-Aug-08	18-Aug-38
Sub-total Early Retirement				(300,000,000.00)	(1,996,871.57)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0333USDSTR	988347	USD	(59,000,000.00)	(59,000,000.00)	29-Feb-24	18-Mar-24	16-Mar-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0626USDSTR03	988348	USD	(1,000,000,000.00)	(1,000,000,000.00)	29-Feb-24	15-Mar-24	15-Jun-26
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0933USDSTR01	950976	USD	(20,000,000.00)	(20,000,000.00)	10-Jan-24	18-Jan-24	12-Sep-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/1235USDSTR01	994722	USD	(48,000,000.00)	(48,000,000.00)	6-Mar-24	15-Mar-24	3-Dec-35
Sub-total Early Retirement				(1,127,000,000.00)	(1,127,000,000.00)

Total Early Retirement					(1,143,136,629.50)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01 2024 through March 31 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965343	USD	15,000,000.00	15,000,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965345	USD	28,845,000.00	28,845,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965346	USD	1,500,000.00	1,500,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965347	USD	150,000,000.00	150,000,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965348	USD	150,000,000.00	150,000,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965349	USD	12,931,000.00	12,931,000.00	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963235	USD	10,000,000.00	10,000,000.00	26-Jan-24	26-Jan-24	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963236	USD	90,000,000.00	90,000,000.00	26-Jan-24	1-Feb-24	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963924	USD	10,000,000.00	10,000,000.00	29-Jan-24	5-Feb-24	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986453	USD	250,000,000.00	250,000,000.00	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986454	USD	250,000,000.00	250,000,000.00	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986459	USD	200,000,000.00	200,000,000.00	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240304 WB	964610	USD	100,000,000.00	100,000,000.00	30-Jan-24	31-Jan-24	4-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240305 WB	944121	USD	40,000,000.00	40,000,000.00	3-Jan-24	3-Jan-24	5-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240308 WB	965852	USD	10,000,000.00	10,000,000.00	1-Feb-24	5-Feb-24	8-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240312 WB	958585	USD	40,000,000.00	40,000,000.00	18-Jan-24	22-Jan-24	12-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240312 WB	961156	USD	20,000,000.00	20,000,000.00	23-Jan-24	25-Jan-24	12-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240313 WB	944117	USD	1,800,000.00	1,800,000.00	3-Jan-24	3-Jan-24	13-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240315 WB	989260	USD	80,000,000.00	80,000,000.00	1-Mar-24	1-Mar-24	15-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240318 WB	964611	USD	100,000,000.00	100,000,000.00	30-Jan-24	31-Jan-24	18-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240318 WB	984471	USD	100,000,000.00	100,000,000.00	22-Feb-24	22-Feb-24	18-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240325 WB	1006180	USD	200,000,000.00	200,000,000.00	20-Mar-24	20-Mar-24	25-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	968350	USD	60,000,000.00	60,000,000.00	5-Feb-24	13-Feb-24	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	985792	USD	20,000,000.00	20,000,000.00	26-Feb-24	26-Feb-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	985793	USD	20,000,000.00	20,000,000.00	26-Feb-24	29-Feb-24	1-Apr-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	1010394	USD	100,000,000.00	100,000,000.00	27-Mar-24	27-Mar-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240401 WB	1010395	USD	100,000,000.00	100,000,000.00	27-Mar-24	28-Mar-24	1-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240402 WB	1009741	USD	4,200,000.00	4,200,000.00	26-Mar-24	28-Mar-24	2-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240403 WB	958584	USD	50,000,000.00	50,000,000.00	18-Jan-24	18-Jan-24	3-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	959261	USD	200,000,000.00	200,000,000.00	19-Jan-24	19-Jan-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	985794	USD	30,000,000.00	30,000,000.00	26-Feb-24	27-Feb-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	987142	USD	40,000,000.00	40,000,000.00	28-Feb-24	5-Mar-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240405 WB	988343	USD	10,000,000.00	10,000,000.00	29-Feb-24	1-Mar-24	5-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240408 WB	985791	USD	20,000,000.00	20,000,000.00	26-Feb-24	29-Feb-24	8-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240410 WB	987140	USD	25,000,000.00	25,000,000.00	28-Feb-24	28-Feb-24	10-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240412 WB	959262	USD	35,000,000.00	35,000,000.00	19-Jan-24	19-Jan-24	12-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240415 WB	960493	USD	200,000,000.00	200,000,000.00	22-Jan-24	23-Jan-24	15-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240415 WB	985790	USD	20,000,000.00	20,000,000.00	26-Feb-24	29-Feb-24	15-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240422 WB	985789	USD	20,000,000.00	20,000,000.00	26-Feb-24	29-Feb-24	22-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240424 WB	965851	USD	100,000,000.00	100,000,000.00	1-Feb-24	1-Feb-24	24-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240426 WB	985788	USD	30,000,000.00	30,000,000.00	26-Feb-24	29-Feb-24	26-Apr-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240501 WB	1000343	USD	80,000,000.00	80,000,000.00	18-Mar-24	18-Mar-24	1-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240506 WB	997834	USD	20,000,000.00	20,000,000.00	12-Mar-24	18-Mar-24	6-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	944118	USD	50,000,000.00	50,000,000.00	3-Jan-24	3-Jan-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	965340	USD	100,000,000.00	100,000,000.00	31-Jan-24	31-Jan-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240508 WB	988345	USD	100,000,000.00	100,000,000.00	29-Feb-24	29-Feb-24	8-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	990351	USD	20,000,000.00	20,000,000.00	5-Mar-24	11-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	996882	USD	15,000,000.00	15,000,000.00	11-Mar-24	12-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240513 WB	997833	USD	20,000,000.00	20,000,000.00	12-Mar-24	12-Mar-24	13-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240514 WB	1008083	USD	5,000,000.00	5,000,000.00	25-Mar-24	25-Mar-24	14-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240515 WB	944119	USD	50,000,000.00	50,000,000.00	3-Jan-24	3-Jan-24	15-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	984473	USD	82,000,000.00	82,000,000.00	22-Feb-24	22-Feb-24	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240517 WB	1006178	USD	20,000,000.00	20,000,000.00	20-Mar-24	25-Mar-24	17-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240522 WB	944120	USD	50,000,000.00	50,000,000.00	3-Jan-24	3-Jan-24	22-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240528 WB	987141	USD	20,000,000.00	20,000,000.00	28-Feb-24	4-Mar-24	28-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	944115	USD	100,000,000.00	100,000,000.00	3-Jan-24	3-Jan-24	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240529 WB	968870	USD	50,000,000.00	50,000,000.00	6-Feb-24	7-Feb-24	29-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	988346	USD	100,000,000.00	100,000,000.00	29-Feb-24	29-Feb-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240531 WB	989259	USD	100,000,000.00	100,000,000.00	1-Mar-24	1-Mar-24	31-May-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	965344	USD	100,000,000.00	100,000,000.00	31-Jan-24	31-Jan-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240603 WB	965853	USD	100,000,000.00	100,000,000.00	1-Feb-24	1-Feb-24	3-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240605 WB	984475	USD	50,000,000.00	50,000,000.00	22-Feb-24	22-Feb-24	5-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240610 WB	944116	USD	100,000,000.00	100,000,000.00	3-Jan-24	3-Jan-24	10-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	961174	USD	50,000,000.00	50,000,000.00	23-Jan-24	24-Jan-24	12-Jun-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240612 WB	1009743	USD	30,000,000.00	30,000,000.00	26-Mar-24	26-Mar-24	12-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240614 WB	997836	USD	200,000,000.00	200,000,000.00	12-Mar-24	12-Mar-24	14-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240617 WB	1006177	USD	200,000,000.00	200,000,000.00	20-Mar-24	20-Mar-24	17-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240618 WB	984476	USD	50,000,000.00	50,000,000.00	22-Feb-24	22-Feb-24	18-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996877	USD	10,000,000.00	10,000,000.00	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996878	USD	10,000,000.00	10,000,000.00	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996879	USD	10,000,000.00	10,000,000.00	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240621 WB	996880	USD	10,000,000.00	10,000,000.00	11-Mar-24	11-Mar-24	21-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240626 WB	985796	USD	50,000,000.00	50,000,000.00	26-Feb-24	28-Feb-24	26-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	961857	USD	100,000,000.00	100,000,000.00	24-Jan-24	25-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	963926	USD	150,000,000.00	150,000,000.00	29-Jan-24	29-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240627 WB	965342	USD	100,000,000.00	100,000,000.00	31-Jan-24	31-Jan-24	27-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240628 WB	958588	USD	25,000,000.00	25,000,000.00	18-Jan-24	18-Jan-24	28-Jun-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	960492	USD	150,000,000.00	150,000,000.00	22-Jan-24	22-Jan-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	984474	USD	100,000,000.00	100,000,000.00	22-Feb-24	22-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	986457	USD	100,000,000.00	100,000,000.00	27-Feb-24	27-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	986458	USD	100,000,000.00	100,000,000.00	27-Feb-24	27-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	990353	USD	150,000,000.00	150,000,000.00	5-Mar-24	5-Mar-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240703 WB	985797	USD	50,000,000.00	50,000,000.00	26-Feb-24	28-Feb-24	3-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240710 WB	963925	USD	30,000,000.00	30,000,000.00	29-Jan-24	30-Jan-24	10-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240710 WB	985798	USD	50,000,000.00	50,000,000.00	26-Feb-24	28-Feb-24	10-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240715 WB	963917	USD	100,000,000.00	100,000,000.00	29-Jan-24	29-Jan-24	15-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240715 WB	1009744	USD	35,000,000.00	35,000,000.00	26-Mar-24	26-Mar-24	15-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240717 WB	985799	USD	50,000,000.00	50,000,000.00	26-Feb-24	28-Feb-24	17-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240717 WB	1006181	USD	100,000,000.00	100,000,000.00	20-Mar-24	20-Mar-24	17-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	989261	USD	50,000,000.00	50,000,000.00	1-Mar-24	6-Mar-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	1009745	USD	100,000,000.00	100,000,000.00	26-Mar-24	26-Mar-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240731 WB	989262	USD	50,000,000.00	50,000,000.00	1-Mar-24	6-Mar-24	31-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240731 WB	1009742	USD	6,000,000.00	6,000,000.00	26-Mar-24	26-Mar-24	31-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240805 WB	989831	USD	10,000,000.00	10,000,000.00	4-Mar-24	8-Mar-24	5-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1010396	USD	100,000,000.00	100,000,000.00	27-Mar-24	27-Mar-24	15-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1010397	USD	100,000,000.00	100,000,000.00	27-Mar-24	27-Mar-24	15-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	984470	USD	100,000,000.00	100,000,000.00	22-Feb-24	22-Feb-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	984472	USD	100,000,000.00	100,000,000.00	22-Feb-24	22-Feb-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	996881	USD	100,000,000.00	100,000,000.00	11-Mar-24	12-Mar-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	996883	USD	50,000,000.00	50,000,000.00	11-Mar-24	12-Mar-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1000341	USD	100,000,000.00	100,000,000.00	18-Mar-24	18-Mar-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241001 WB	997837	USD	100,000,000.00	100,000,000.00	12-Mar-24	12-Mar-24	1-Oct-24
Sub-total New Borrowings				7,252,276,000.00	7,252,276,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Total New Borrowings					7,252,276,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240102 WB	862002	USD	(100,000,000.00)	(100,000,000.00)	29-Sep-23	29-Sep-23	2-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240102 WB	867135	USD	(100,000,000.00)	(100,000,000.00)	5-Oct-23	5-Oct-23	2-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240103 WB	840289	USD	(55,000,000.00)	(55,000,000.00)	13-Sep-23	13-Sep-23	3-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240103 WB	890163	USD	(100,000,000.00)	(100,000,000.00)	7-Nov-23	7-Nov-23	3-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240104 WB	886143	USD	(25,000,000.00)	(25,000,000.00)	1-Nov-23	1-Nov-23	4-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240105 WB	881005	USD	(150,000,000.00)	(150,000,000.00)	24-Oct-23	24-Oct-23	5-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240105 WB	904985	USD	(25,000,000.00)	(25,000,000.00)	15-Nov-23	15-Nov-23	5-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240108 WB	877326	USD	(20,000,000.00)	(20,000,000.00)	17-Oct-23	17-Oct-23	8-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240109 WB	870354	USD	(20,000,000.00)	(20,000,000.00)	11-Oct-23	11-Oct-23	9-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240109 WB	883367	USD	(40,000,000.00)	(40,000,000.00)	27-Oct-23	31-Oct-23	9-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240110 WB	840291	USD	(50,000,000.00)	(50,000,000.00)	13-Sep-23	13-Sep-23	10-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240110 WB	886924	USD	(100,000,000.00)	(100,000,000.00)	2-Nov-23	2-Nov-23	10-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240110 WB	915204	USD	(20,000,000.00)	(20,000,000.00)	27-Nov-23	27-Nov-23	10-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240110 WB	926817	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-23	13-Dec-23	10-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240112 WB	886923	USD	(100,000,000.00)	(100,000,000.00)	2-Nov-23	2-Nov-23	12-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240116 WB	839606	USD	(100,000,000.00)	(100,000,000.00)	12-Sep-23	14-Sep-23	16-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240116 WB	864427	USD	(35,000,000.00)	(35,000,000.00)	4-Oct-23	4-Oct-23	16-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240117 WB	861331	USD	(50,000,000.00)	(50,000,000.00)	28-Sep-23	28-Sep-23	17-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240117 WB	886925	USD	(100,000,000.00)	(100,000,000.00)	2-Nov-23	2-Nov-23	17-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240119 WB	868007	USD	(150,000,000.00)	(150,000,000.00)	6-Oct-23	6-Oct-23	19-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240122 WB	887935	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-23	6-Nov-23	22-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240122 WB	890161	USD	(50,000,000.00)	(50,000,000.00)	7-Nov-23	7-Nov-23	22-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240122 WB	890162	USD	(100,000,000.00)	(100,000,000.00)	7-Nov-23	7-Nov-23	22-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240124 WB	861332	USD	(50,000,000.00)	(50,000,000.00)	28-Sep-23	28-Sep-23	24-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240124 WB	885442	USD	(100,000,000.00)	(100,000,000.00)	31-Oct-23	31-Oct-23	24-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240124 WB	890164	USD	(150,000,000.00)	(150,000,000.00)	7-Nov-23	8-Nov-23	24-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240125 WB	698810	USD	(25,000,000.00)	(25,000,000.00)	30-Mar-23	30-Mar-23	25-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240126 WB	862003	USD	(100,000,000.00)	(100,000,000.00)	29-Sep-23	29-Sep-23	26-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240126 WB	887933	USD	(25,000,000.00)	(25,000,000.00)	6-Nov-23	6-Nov-23	26-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240126 WB	887934	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-23	6-Nov-23	26-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240126 WB	887947	USD	(5,000,000.00)	(5,000,000.00)	6-Nov-23	7-Nov-23	26-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240129 WB	858756	USD	(150,000,000.00)	(150,000,000.00)	25-Sep-23	25-Sep-23	29-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240130 WB	915207	USD	(25,000,000.00)	(25,000,000.00)	27-Nov-23	28-Nov-23	30-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240131 WB	864415	USD	(50,000,000.00)	(50,000,000.00)	4-Oct-23	4-Oct-23	31-Jan-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240131 WB	881003	USD	(250,000,000.00)	(250,000,000.00)	24-Oct-23	24-Oct-23	31-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240131 WB	881004	USD	(100,000,000.00)	(100,000,000.00)	24-Oct-23	24-Oct-23	31-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240131 WB	885439	USD	(250,000,000.00)	(250,000,000.00)	31-Oct-23	1-Nov-23	31-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240131 WB	885447	USD	(100,000,000.00)	(100,000,000.00)	31-Oct-23	31-Oct-23	31-Jan-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965343	USD	(15,000,000.00)	(15,000,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965345	USD	(28,845,000.00)	(28,845,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965346	USD	(1,500,000.00)	(1,500,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965347	USD	(150,000,000.00)	(150,000,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965348	USD	(150,000,000.00)	(150,000,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240201 WB	965349	USD	(12,931,000.00)	(12,931,000.00)	31-Jan-24	31-Jan-24	1-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240202 WB	910756	USD	(200,000,000.00)	(200,000,000.00)	17-Nov-23	17-Nov-23	2-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240205 WB	863138	USD	(10,000,000.00)	(10,000,000.00)	2-Oct-23	5-Oct-23	5-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240205 WB	890904	USD	(200,000,000.00)	(200,000,000.00)	8-Nov-23	9-Nov-23	5-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240205 WB	890905	USD	(100,000,000.00)	(100,000,000.00)	8-Nov-23	9-Nov-23	5-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240207 WB	864416	USD	(50,000,000.00)	(50,000,000.00)	4-Oct-23	4-Oct-23	7-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240207 WB	890165	USD	(250,000,000.00)	(250,000,000.00)	7-Nov-23	8-Nov-23	7-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240209 WB	872325	USD	(100,000,000.00)	(100,000,000.00)	16-Oct-23	17-Oct-23	9-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240209 WB	913107	USD	(35,000,000.00)	(35,000,000.00)	22-Nov-23	22-Nov-23	9-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240212 WB	780011	USD	(15,000,000.00)	(15,000,000.00)	7-Jul-23	7-Jul-23	12-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240214 WB	872329	USD	(50,000,000.00)	(50,000,000.00)	16-Oct-23	18-Oct-23	14-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240214 WB	904298	USD	(50,000,000.00)	(50,000,000.00)	14-Nov-23	17-Nov-23	14-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240214 WB	915205	USD	(40,000,000.00)	(40,000,000.00)	27-Nov-23	27-Nov-23	14-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240214 WB	924383	USD	(40,000,000.00)	(40,000,000.00)	6-Dec-23	7-Dec-23	14-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240215 WB	904986	USD	(250,000,000.00)	(250,000,000.00)	15-Nov-23	15-Nov-23	15-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240215 WB	904988	USD	(200,000,000.00)	(200,000,000.00)	15-Nov-23	16-Nov-23	15-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240216 WB	890902	USD	(5,000,000.00)	(5,000,000.00)	8-Nov-23	9-Nov-23	16-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240220 WB	905786	USD	(150,000,000.00)	(150,000,000.00)	16-Nov-23	16-Nov-23	20-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240221 WB	881002	USD	(25,000,000.00)	(25,000,000.00)	24-Oct-23	27-Oct-23	21-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240221 WB	904299	USD	(50,000,000.00)	(50,000,000.00)	14-Nov-23	17-Nov-23	21-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240223 WB	863136	USD	(100,000,000.00)	(100,000,000.00)	2-Oct-23	2-Oct-23	23-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240223 WB	869360	USD	(100,000,000.00)	(100,000,000.00)	10-Oct-23	11-Oct-23	23-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240226 WB	780013	USD	(10,000,000.00)	(10,000,000.00)	7-Jul-23	7-Jul-23	26-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240228 WB	886141	USD	(50,000,000.00)	(50,000,000.00)	1-Nov-23	1-Nov-23	28-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240228 WB	887945	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	6-Nov-23	28-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	904987	USD	(25,000,000.00)	(25,000,000.00)	15-Nov-23	15-Nov-23	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	918373	USD	(165,000,000.00)	(165,000,000.00)	30-Nov-23	30-Nov-23	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963235	USD	(10,000,000.00)	(10,000,000.00)	26-Jan-24	26-Jan-24	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963236	USD	(90,000,000.00)	(90,000,000.00)	26-Jan-24	1-Feb-24	29-Feb-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240229 WB	963924	USD	(10,000,000.00)	(10,000,000.00)	29-Jan-24	5-Feb-24	29-Feb-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	858758	USD	(100,000,000.00)	(100,000,000.00)	25-Sep-23	26-Sep-23	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	864417	USD	(100,000,000.00)	(100,000,000.00)	4-Oct-23	4-Oct-23	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	867134	USD	(100,000,000.00)	(100,000,000.00)	5-Oct-23	5-Oct-23	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	872326	USD	(100,000,000.00)	(100,000,000.00)	16-Oct-23	17-Oct-23	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	904984	USD	(25,000,000.00)	(25,000,000.00)	15-Nov-23	15-Nov-23	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986453	USD	(250,000,000.00)	(250,000,000.00)	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986454	USD	(250,000,000.00)	(250,000,000.00)	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240301 WB	986459	USD	(200,000,000.00)	(200,000,000.00)	27-Feb-24	27-Feb-24	1-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240304 WB	964610	USD	(100,000,000.00)	(100,000,000.00)	30-Jan-24	31-Jan-24	4-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240305 WB	944121	USD	(40,000,000.00)	(40,000,000.00)	3-Jan-24	3-Jan-24	5-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240306 WB	698809	USD	(25,000,000.00)	(25,000,000.00)	30-Mar-23	30-Mar-23	6-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240306 WB	887944	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-23	6-Nov-23	6-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240307 WB	926816	USD	(15,000,000.00)	(15,000,000.00)	11-Dec-23	12-Dec-23	7-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240308 WB	928645	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-23	13-Dec-23	8-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240308 WB	965852	USD	(10,000,000.00)	(10,000,000.00)	1-Feb-24	5-Feb-24	8-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240311 WB	935720	USD	(100,000,000.00)	(100,000,000.00)	19-Dec-23	19-Dec-23	11-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240312 WB	869358	USD	(100,000,000.00)	(100,000,000.00)	10-Oct-23	11-Oct-23	12-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240312 WB	958585	USD	(40,000,000.00)	(40,000,000.00)	18-Jan-24	22-Jan-24	12-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240312 WB	961156	USD	(20,000,000.00)	(20,000,000.00)	23-Jan-24	25-Jan-24	12-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240313 WB	911448	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-23	22-Nov-23	13-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240313 WB	944117	USD	(1,800,000.00)	(1,800,000.00)	3-Jan-24	3-Jan-24	13-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240314 WB	911449	USD	(30,000,000.00)	(30,000,000.00)	20-Nov-23	20-Nov-23	14-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240315 WB	882550	USD	(20,000,000.00)	(20,000,000.00)	26-Oct-23	27-Oct-23	15-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240315 WB	929330	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-23	14-Dec-23	15-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240315 WB	989260	USD	(80,000,000.00)	(80,000,000.00)	1-Mar-24	1-Mar-24	15-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240318 WB	916167	USD	(40,000,000.00)	(40,000,000.00)	28-Nov-23	28-Nov-23	18-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240318 WB	964611	USD	(100,000,000.00)	(100,000,000.00)	30-Jan-24	31-Jan-24	18-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240318 WB	984471	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-24	22-Feb-24	18-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240320 WB	918372	USD	(10,000,000.00)	(10,000,000.00)	30-Nov-23	1-Dec-23	20-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240320 WB	925272	USD	(152,502,000.00)	(152,502,000.00)	7-Dec-23	7-Dec-23	20-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240320 WB	930531	USD	(150,000,000.00)	(150,000,000.00)	18-Dec-23	18-Dec-23	20-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240322 WB	916164	USD	(955,000.00)	(955,000.00)	28-Nov-23	29-Nov-23	22-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240322 WB	924384	USD	(5,000,000.00)	(5,000,000.00)	6-Dec-23	8-Dec-23	22-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240322 WB	925271	USD	(200,000,000.00)	(200,000,000.00)	7-Dec-23	7-Dec-23	22-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240325 WB	863137	USD	(100,000,000.00)	(100,000,000.00)	2-Oct-23	2-Oct-23	25-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240325 WB	864413	USD	(100,000,000.00)	(100,000,000.00)	4-Oct-23	4-Oct-23	25-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240325 WB	884276	USD	(100,000,000.00)	(100,000,000.00)	30-Oct-23	31-Oct-23	25-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240325 WB	1006180	USD	(200,000,000.00)	(200,000,000.00)	20-Mar-24	20-Mar-24	25-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240327 WB	913109	USD	(50,000,000.00)	(50,000,000.00)	22-Nov-23	22-Nov-23	27-Mar-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	878375	USD	(50,000,000.00)	(50,000,000.00)	19-Oct-23	19-Oct-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	881006	USD	(100,000,000.00)	(100,000,000.00)	24-Oct-23	25-Oct-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	881007	USD	(100,000,000.00)	(100,000,000.00)	24-Oct-23	25-Oct-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	882545	USD	(100,000,000.00)	(100,000,000.00)	26-Oct-23	26-Oct-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	884275	USD	(100,000,000.00)	(100,000,000.00)	30-Oct-23	31-Oct-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	886922	USD	(100,000,000.00)	(100,000,000.00)	2-Nov-23	2-Nov-23	29-Mar-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240329 WB	968350	USD	(60,000,000.00)	(60,000,000.00)	5-Feb-24	13-Feb-24	29-Mar-24
Sub-total Maturing Borrowings				(9,858,533,000.00)	(9,858,533,000.00)

Total Maturing Borrowings					(9,858,533,000.00)